                                                      RULE NO. 424(b)(2)
                                                      REGISTRATION NO. 333-47961


           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED APRIL 16, 1998

                                 $550,000,000

                                 OWENS CORNING

                                 $300,000,000
                          7.5% NOTES DUE MAY 1, 2005
                                 $250,000,000
                          7.7% NOTES DUE MAY 1, 2008

                                ---------------

  The 7.5% Notes due May 1, 2005 (the "2005 Notes") and the 7.7% Notes due May 1, 2008 (the "2008 Notes" and together with the 2005 Notes, the "Notes") are being offered by Owens Corning ("Owens Corning" or the "Company"). Interest on the Notes is payable on May 1 and November 1 of each year, commencing November 1, 1998. The Notes will be redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes or (ii) the sum of the present values of the remaining scheduled payments of principal and interest (not including the portion of any such payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined herein), plus, in each case, accrued and unpaid interest thereon to the redemption date. The Notes will not be entitled to any sinking fund. Each series of Notes will be represented by Book Entry Securities registered in the name of The Depository Trust Company or its nominee. Beneficial interests in the Book Entry Securities will be shown on, and transfer thereof will be effected only through, records maintained by The Depository Trust Company and its participants. Except as described herein, Notes in definitive form will not be issued. The Notes will be issued only in denominations of $1,000 and integral multiples thereof. See "Description of the Notes".

                                ---------------

 THESE  SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE  SECURITIES
   AND EXCHANGE  COMMISSION OR ANY STATE SECURITIES COMMISSION NOR  HAS THE
     SECURITIES  AND   EXCHANGE  COMMISSION   OR  ANY   STATE  SECURITIES
       COMMISSION  PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF  THIS
         PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------

                                   INITIAL PUBLIC   UNDERWRITING  PROCEEDS TO
                                  OFFERING PRICE(1) DISCOUNT(2)  COMPANY(1)(3)
                                  ----------------- ------------ --------------
Per 2005 Note....................      99.928%         0.625%        99.303%
Total............................   $299,784,000     $1,875,000   $297,909,000
Per 2008 Note....................      99.950%         0.650%        99.300%
Total............................   $249,875,000     $1,625,000   $248,250,000

-------
(1) Plus accrued interest from May 1, 1998.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(3) Before deducting estimated expenses of $557,500 payable by the Company.

                                ---------------

  The Notes offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book entry form only through the facilities of The Depository Trust Company in New York, New York, on or about May 5, 1998, against payment therefor in immediately available funds.

                     The Underwriters for the 2005 Notes:
GOLDMAN, SACHS & CO.
              BANCAMERICA ROBERTSON STEPHENS
                            BARCLAYS CAPITAL INC.
                                           CHASE SECURITIES INC.
                                                              J.P. MORGAN & CO.

                     The Underwriters for the 2008 Notes:
GOLDMAN, SACHS & CO.
     CITICORP SECURITIES, INC.
               CREDIT SUISSE FIRST BOSTON
                      FIRST CHICAGO CAPITAL MARKETS, INC.
                                          NATIONSBANC MONTGOMERY SECURITIES LLC

                                ---------------

           The date of this Prospectus Supplement is April 30, 1998.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THE NOTES, AND THE IMPOSITION OF A PENALTY BID IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

          CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

  This Prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected in these statements. Some of the important factors that may influence possible differences are continued competitive factors and pricing pressures, construction activity, interest rate movements, issues involving implementation of new business systems, achievement of expected cost reductions and asbestos litigation. Further information on factors that could affect the Company's financial and other results are included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (the "1997 Form 10-K") filed with the Securities and Exchange Commission and incorporated herein by reference.

                                  THE COMPANY

  Owens Corning is a world leader in building materials and high performance glass fiber composites. The Company's products are used in industries such as home improvement, new construction, transportation, marine, aerospace, energy, appliance and electronics. The Company is a market leader in each of the North American markets for insulation, roofing and vinyl siding, and is the world leader in composites. In 1997, the Building Materials segment accounted for 74% of the Company's total sales and the Composite Materials segment accounted for 26% of total sales.

BUILDING MATERIALS

  The Company's Building Materials business sells a variety of building and home improvement products in three major categories: (i) glass fiber, foam and mineral wool insulation, (ii) roofing materials, and (iii) exterior products for the home, such as vinyl and metal siding and accessories, vinyl windows and patio doors, rainware (gutters and downspouts), cast stone building products and housewrap. The Owens Corning name, its trademarked color PINK and licensed Pink Panther icon and its FIBERGLAS(R) trademark enjoy strong brand recognition with homeowner consumers in the building materials market.

COMPOSITE MATERIALS

  The Company is the world's leading producer of glass fiber materials used in composites. Composites are fabricated material systems made up of two or more components (e.g., plastic resin and glass fiber) used in various applications to replace traditional materials, such as aluminum, wood, and steel. The global composites industry has expanded to include thousands of end-use applications. The primary end-use markets that the Company serves are construction, transportation, and electrical/electronics. In the construction market, the major end-use application for glass fiber is asphalt roofing shingles. In the transportation market, glass fiber is used mainly in automotive and truck parts, a use that is continuing to grow as the amount of composite materials per vehicle increases. Within the electrical/electronics markets, glass fiber is used extensively in printed circuit boards made for the consumer electronics, transportation and telecommunications industries.

GROWTH STRATEGY

  Owens Corning's growth agenda has focused on increasing sales and earnings by (i) acquiring businesses with products that can be sold through existing or complementary distribution channels, (ii) achieving productivity improvements in existing and acquired businesses and (iii) entering new high-growth markets. The Company is implementing two major initiatives, System Thinking and Advantage 2000, to achieve productivity improvements across all businesses. System Thinking for the HomeTM leverages Owens Corning's broad product offering and strong brand recognition to increase its share of the building materials and home improvement markets. This systems approach represents a shift from product-oriented selling to providing systems-driven solutions that combine the Company's insulation, roofing, exterior and sound control systems, to provide a high performance, cost-effective building "envelope" for the home. In addition, Owens Corning is implementing Advantage 2000, a fully integrated business technology system designed to reduce costs and improve business processes.

  The Company has grown its sales from nearly $3.4 billion in 1994 to approximately $5.0 billion on a pro forma basis giving effect to acquisitions made in 1997. Acquisitions have been a significant component of that growth. Since 1994, the Company completed 17 acquisitions for an aggregate purchase price of over $1.2 billion. The Company's acquisitions have broadened its lines of business to include siding, accessories and other home exteriors and have diversified its materials portfolio beyond fiber glass to include polymers such as vinyl and styrene, and metal and stone. In 1997, the Company completed its two largest acquisitions by acquiring Fibreboard Corporation ("Fibreboard") and AmeriMark Building Products, Inc. ("AmeriMark"), making Owens Corning the leader in the U.S. vinyl siding, siding accessories and cast stone markets, as well as a large speciality distributor in North America through nearly 200 company-owned distribution centers.

PRICING ENVIRONMENT

  Despite improvements in the Company's strategic position in 1997, the Company experienced a highly competitive pricing environment in several of its product markets that negatively impacted financial results. In North America, insulation pricing decreased by approximately 10 percent over the course of 1997 and worldwide composite pricing decreased by approximately 6 percent from late 1996 through 1997. Income from operations for 1997 was adversely impacted by approximately $87 million as a result of price declines in insulation products and approximately $64 million as a result of price declines affecting Composite Materials. Offset by small price increases in other businesses, the net effect of price on 1997 income from operations was approximately $142 million.

                              RECENT DEVELOPMENTS

RESTRUCTURING TO IMPROVE PROFITABILITY

  As a result of the growth in Owens Corning's business through acquisitions and the significant pricing pressure the Company experienced in 1997, the Company has implemented a strategic restructuring program designed to improve profitability. The restructuring program will streamline the organization, reduce overhead, enhance manufacturing productivity and close high cost manufacturing facilities, resulting in a 9 percent reduction (approximately 2,200 people) in the work force worldwide. The Company expects to decrease operating costs by approximately $100 million in 1998, and by an additional $75 million when the program is fully implemented in 1999, resulting in ongoing pre-tax savings of $175 million per year. In addition to the restructuring savings of $100 million, the Company expects to achieve an additional $30 million in 1998 in synergies and cost savings from integrating the Fibreboard and AmeriMark acquisitions.

  The restructuring program and other cost reduction initiatives are expected to result in a pre-tax charge of $250 million. Approximately $143 million of the charge was recorded in the fourth quarter of

1997, which is reflected in the results of operations for the year ended December 31, 1997. Approximately $95 million of the charge was recorded in the first quarter of 1998 and the balance is expected to be charged during the remainder of the year.

DIVESTITURE PROGRAM

  The Company is also focused on divesting certain non-strategic operations to reduce debt and focus its efforts on core businesses. The divestiture program is expected to result in net cash proceeds during 1998 of between $400 and $500 million. In the first quarter of 1998, the Company completed the sale of the assets of Pabco, a producer of molded calcium silicate insulation, fireproofing board and metal jacketing, acquired as part of the Fibreboard acquisition in 1997, and its 50 percent interest in Alpha/Owens Corning L.L.C., a manufacturer and marketer of unsaturated polyester and vinylester resins, for approximately $140 million. The Company continues to evaluate other divestiture opportunities.

RECENT PRICING ACTIONS

  In the first quarter of 1998, the Company announced price increases effective in March 1998 applicable to its residential insulation products of approximately 8 percent and price increases applicable to its industrial insulation products of approximately 4 percent. The Company also announced price increases of 5 to 7 percent affecting certain residential roofing products, effective in April 1998.

FIRST QUARTER 1998 RESULTS

  Net sales were $1.137 billion, a first-quarter record and an increase of 30 percent over $875 million recorded in the first quarter of 1997. Net income was $8 million, or $.16 per diluted share in the first quarter, compared to $42 million, or $.76 per diluted share reported for the first quarter of 1997.

  Results for the first quarter of 1998 include a pre-tax charge of $95 million for restructuring and other actions. Also included is a pre-tax gain of $84 million on the sale of the Company's 50 percent interest in Alpha/Owens Corning L.L.C., and a tax credit of $13 million associated with Asia Pacific operations.

 BUILDING MATERIALS

  Sales in Building Materials were $856 million for the first quarter of 1998, up 41 percent over the first quarter of 1997, primarily driven by the two major acquisitions (Fibreboard and AmeriMark) made in 1997 in the Exterior Systems Business. Sales growth was also fueled by strong volumes in most U.S. Building Materials businesses, influenced by strong housing starts and accelerated customer purchases in advance of announced and implemented price increases.

  Building Materials income from operations was a loss of $16 million in the first quarter of 1998 compared to income of $44 million in the first quarter of 1997 due to price deterioration in fiber glass insulation during the second half of 1997 and 1998 restructuring and other charges of $29 million.

 COMPOSITE MATERIALS

  Sales in Composite Materials were $281 million in the first quarter of 1998, up 4 percent over the first quarter of 1997, driven by double-digit volume growth. Lower price levels in the United States and currency impacts offset a portion of the benefit from volume increases. Compared to the fourth quarter of 1997, however, aggregate price levels were up.

  Composites income from operations declined to $19 million in the first quarter of 1998 from $51 million in the first quarter of 1997 due to the 1998 restructuring and other charges of $36 million.

 COST REDUCTION

  At the end of the first quarter, job reductions as a result of restructuring or attrition totaled 1,900 employees, or 8 percent of the total workforce. Of the total planned pre-tax restructuring and other charges of $250 million announced January 9, 1998 approximately $143 million was recorded in the fourth quarter of 1997 and $95 million was recorded in the first quarter of 1998.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Notes offered hereby, after payment of expenses related to the offering and underwriting discounts, are expected to be approximately $545.6 million. The Company intends to use the net proceeds to repay a portion of the outstanding borrowings under its revolving credit agreement dated as of June 26, 1997, as amended (the "Credit Agreement"). The Company intends to draw $100 million under the Credit Agreement to repay the principal of its 9.8% Debentures when they mature on August 15, 1998. The Credit Agreement has a maximum commitment of $1.8 billion and provides for varying terms and interest rates. The average interest rate was 6.25% at December 31, 1997. Borrowings under the Credit Agreement were used to repay the Company's previous U.S. and Canadian credit facilities and select short-term debt and to fund the acquisition of Fibreboard.

                                CAPITALIZATION

  The following table summarizes (i) the actual consolidated capitalization of the Company at December 31, 1997 and (ii) the capitalization of the Company as adjusted to reflect the issuance of the Notes offered hereby and the application of the estimated net proceeds thereof. This table should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included in this Prospectus.

                                                            AT DECEMBER 31,
                                                                 1997
                                                            ------------------
                                                                         AS
                                                            ACTUAL    ADJUSTED
                                                            ------    --------
                                                             (IN MILLIONS)
Short-term debt, including current portion of long-term
 debt...................................................... $  143(a)  $  143
                                                            ======     ======
Long-term debt
  Credit Agreement.........................................    899        353
  2005 Notes...............................................    --         300
  2008 Notes...............................................    --         250
  Other....................................................    696        696
                                                            ------     ------
    Total long-term debt................................... $1,595     $1,599
Company obligated securities of entities holding solely
 parent debentures
  Convertible Monthly Income Preferred Securities (MIPS)... $  194     $  194
  Trust Preferred Hybrid Securities........................    309        309
                                                            ------     ------
                                                               503        503
                                                            ------     ------
Stockholders' equity.......................................   (441)     (441)
                                                            ------     ------
    Total capitalization................................... $1,800     $1,804
                                                            ======     ======

--------
(a) Includes $100 million of the Company's 9.8% Debentures due August 15,
    1998.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

  The following table sets forth selected consolidated financial data of the Company for each of the five fiscal years in the period ended December 31, 1997, which has been derived from the consolidated financial statements of the Company audited by Arthur Andersen LLP, independent public accountants. The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and the Notes thereto included in this Prospectus.

                                                 YEAR ENDED DECEMBER 31,
                                         -------------------------------------------
                                         1997(A)  1996(B)  1995(C)  1994(D)  1993(E)
                                         -------  -------  -------  -------  -------
                                              (IN MILLIONS, EXCEPT RATIOS)
INCOME STATEMENT DATA:
 Net sales.............................  $4,373   $3,832   $3,612   $3,351   $2,944
 Cost of sales.........................   3,446    2,840    2,670    2,536    2,266
 Marketing and administrative ex-
  penses...............................     580      500      443      391      327
 Science and technology expenses.......      69       84       78       71       69
 Provision for asbestos litigation
  claims...............................     --       875      --       --       --
 Restructuring costs...................      68       38      --        89       23
 Other.................................      28      (14)       1       38       23
                                         ------   ------   ------   ------   ------
 Income (loss) from operations.........     182     (491)     420      226      236
 Cost of borrowed funds................     111       77       87       94       89
 Minority interest.....................     (11)      (8)      (5)     --       --
 Net income (loss).....................      47     (284)     231      159      131
CASH FLOW DATA:
 Net cash flow from operations.........  $  131   $  335   $  285   $  233   $  253
 Depreciation and amortization.........     173      141      132      118      121
 Capital spending......................    (227)    (325)    (276)    (258)    (178)
 Payments for asbestos litigation
  claims, excluding Fibreboard.........    (300)    (267)    (308)    (215)    (283)
 Proceeds from insurance for asbestos
  litigation claims, excluding
  Fibreboard...........................      97      101      251       87      224
RATIO OF EARNINGS TO FIXED CHARGES(f)..   1.34x      --      3.67x    2.15x    2.42x

--------
(a) During 1997, the Company recorded a pre-tax charge of $143 million ($104 million after-tax) for restructuring and other actions, a $15 million pre-tax credit ($10 million after tax) resulting from the modification of certain employee benefits, as well as a $15 million after-tax charge for the cumulative effect of the change in method of accounting for business process reengineering costs.
(b) During 1996, the Company recorded a pre-tax charge of $43 million ($26 million after-tax) for restructuring and other actions; a net pre-tax charge of $875 million ($542 million after-tax) for asbestos litigation claims that may be received after 1999 and probable additional insurance recovery; a pre-tax gain of $37 million ($27 million after-tax) from the sale of the Company's ownership interest in its Japanese affiliate Asahi Fiber Glass Co. Ltd.; a $27 million one-time tax benefit; and special charges totaling $42 million ($27 million after-tax) including valuation adjustments associated with prior divestitures major product line productivity initiatives and a contribution to the Owens-Corning Foundation.
(c) During 1995, the Company recorded a one-time $8 million tax credit as a result of a tax loss carryback.
(d) During 1994, the Company recorded a $117 million charge ($85 million after-tax) for productivity initiatives and other actions. The Company also recorded a $10 million after-tax charge for the adoption of SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions"
   for its non-U.S. plans, a $28 million after-tax charge for the adoption of SFAS 112, "Employers' Accounting for Postemployment Benefits," and a $123 million after-tax credit for the change in accounting method for rebuilding furnaces.

(e) During 1993, the Company recorded a $23 million charge for the restructuring of its European operations, an $8 million charge ($5 million after-tax) for the write-down of its hydrocarbon ventures to their net realizable value, a $26 million credit for the adoption of SFAS 109, "Accounting for Income Taxes," and a $14 million credit for the revaluation of deferred taxes.

(f) For purposes of the calculation of these ratios, earnings represent net income before fixed charges, provision for taxes on income, undistributed earnings of equity basis investments, extraordinary losses from early retirement of debt and the cumulative effect of accounting changes. Fixed charges include interest expense, the portion (one-third) of rental expense deemed to be representative of interest and preferred stock dividends requirements of consolidated subsidiaries. The Company's earnings in 1996 were insufficient to cover fixed charges by approximately $600 million.

                     PRO FORMA CONSOLIDATED FINANCIAL DATA

  The following table sets forth selected unaudited pro forma consolidated financial data for the year ended December 31, 1997, which give effect to the acquisitions of Fibreboard and AmeriMark as if they had occurred at the beginning of 1997. The pro forma impact of all other acquisitions during 1997 was not material to the Company's results of operations for the year ended December 31, 1997. The unaudited pro forma consolidated financial data presented are not necessarily indicative of actual results that would have been achieved had the above transactions been completed on the dates assumed and do not purport to project the Company's financial position at any future date or its results of operations for any future period.

                                                            PRO FORMA
                                                 YEAR ENDED DECEMBER 31, 1997(A)
                                                 -------------------------------
                                                          (IN MILLIONS)
     INCOME STATEMENT DATA:
      Net sales................................              $5,041
      Income from operations (b)...............                 196
      Cost of borrowed funds...................                 131
      Minority interest........................                 (23)
      Net income from continuing operations ...                  46

--------
(a) The pro forma results for the year ended December 31, 1997 include certain adjustments, primarily for depreciation and amortization, interest and other expenses directly attributable to the acquisitions of Fibreboard and AmeriMark. The pro forma results do not include operations that were discontinued by Fibreboard prior to the acquisition, or Pabco.
(b) During 1997, the Company recorded a pre-tax charge of $143 million ($104 million after-tax) for restructuring and other actions, a $15 million pre-tax credit ($10 million after-tax) resulting from the modification of certain employee benefits, as well as a $15 million after-tax charge for the cumulative effect of the change in method of accounting for business process reengineering costs.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  Net sales were $4.373 billion for the year ended December 31, 1997, reflecting a 14% increase from the 1996 level of $3.832 billion. Net sales in 1995 were $3.612 billion. Growth in 1997 is mostly attributable to the acquisition of Fibreboard that was completed at the end of the second quarter and the acquisition of AmeriMark that was completed early in the fourth quarter of 1997. Volume increases in composites were partially offset by declines in worldwide composites pricing. The decline in composites pricing was most notable in Europe and primarily reflects an overall weak economic climate. The sales results also reflect a decline in insulation prices worldwide. Additionally, sales were adversely affected by the translation impact of a stronger U.S. dollar on sales in foreign currencies. Sales outside the U.S. represented 24% of total sales for the year ended December 31, 1997, compared to 25% and 27% for the years 1996 and 1995, respectively. Gross margin for the year ended December 31, 1997 was 21%, down from 26% in 1996 and 1995. The decline in the 1997 gross margin primarily reflects lower prices in insulation and composites worldwide.

  For the year ended December 31, 1997, the Company reported net income of $47 million, or $.88 per diluted share, compared to a net loss of $284 million, or $5.54 per share, for the year ended December 31, 1996, and net income of $231 million, or $4.41 per share, for the year ended December 31, 1995. Net income for 1997 includes a pre-tax charge of $143 million ($104 million after-tax) for restructuring and other actions. Net income for 1997 also reflects increased cost of borrowed funds and minority interest expense, due primarily to the financing of the Fibreboard and AmeriMark acquisitions; a $10 million after-tax credit resulting from the modification of certain employee benefits in the second quarter; as well as a $15 million after-tax charge for the cumulative effect of the change in method of accounting for business process reengineering costs.

  The 1996 net loss reflects a net after-tax charge of $542 million for asbestos litigation claims that may be received after 1999; after-tax special charges totaling $27 million including valuation adjustments associated with prior divestitures, major product line productivity initiatives and a contribution to the Owens-Corning Foundation; an after-tax charge of $26 million for restructuring and other actions; a $27 million reduction of tax reserves due to favorable legislation; and an after-tax gain of $27 million from the sale of the Company's ownership interest in its former Japanese affiliate, Asahi Fiber Glass Co. Ltd. Net income for the year ended December 31, 1995 includes a one-time gain of $8 million resulting from a tax loss carryback.

  Marketing and administrative expenses were $580 million in 1997 compared to $500 million in 1996. The increase in marketing and administrative expenses is due to the incremental costs from acquisitions.

  The Company's cost of borrowed funds for the year ended December 31, 1997 was $111 million, $34 million higher than 1996. This increase is primarily related to the Company's borrowings to finance the acquisition of Fibreboard. The remainder of the increase is due to borrowings related to the Company's working capital requirements.

  At December 31, 1997, the Company has $488 million in net deferred tax assets, all of which management expects will be realized through future income from operations.

  The $143 million pre-tax charge referred to above for restructuring and other actions was the first phase of the Company's strategic program to reduce overhead, enhance manufacturing productivity and close manufacturing facilities. The Company estimates that the total cost of this program and other costs will approximate $250 million, with the remainder of the actions to be taken in the first quarter of 1998. Based upon expected economic conditions over the next few years, including labor, material and other costs, the Company expects to be able to decrease operating costs by approximately $100 million in 1998, and by an additional $75 million when fully implemented in 1999, resulting in ongoing savings of $175 million per year.

BUILDING MATERIALS

  In the Building Materials segment, sales increased 20% in 1997 compared to 1996. This growth reflects the incremental sales from acquisitions as well as volume increases worldwide, resulting from the integration of the Company's expanded product line. The benefits of acquisitions and volume growth were reduced by a decline in prices and the adverse impact of a stronger dollar. Income from operations for Building Materials was $123 million in 1997, a 44% decrease from the 1996 level of $219 million. This decrease is due to insulation pricing pressures as well as a portion of the special charges described above.

  During 1997, the Company made several acquisitions in the Building Materials segment in the United States and Europe which were consummated through the exchange of various combinations of common stock, cash, and trust preferred hybrid securities. The largest of these were the acquisitions of Fibreboard and AmeriMark, which were completed at the end of the second quarter and early in the fourth quarter, respectively. With these acquisitions, the Company has obtained the leading North American sales position in vinyl siding as well as broad distribution capabilities.

  The consolidated results of the Company include the results of operations of Fibreboard and AmeriMark beginning with the third and fourth quarters of 1997, respectively. To enhance comparability, certain information below is presented on a pro forma basis and reflects the acquisitions of Fibreboard (excluding Pabco and operations that were discontinued by Fibreboard prior to the acquisition) and AmeriMark as though they had occurred at the beginning of the periods presented. The pro forma impact of all other acquisitions during 1997, excluding Fibreboard and AmeriMark, was not material to the Company's results of operations for the year ended December 31, 1997 or 1996. The pro forma results include certain adjustments, primarily for depreciation and amortization, interest and other expenses directly attributable to the acquisitions, and are not necessarily indicative of the combined results that would have occurred had the acquisitions occurred at the beginning of those periods.

                                  PRO FORMA YEAR ENDED     ACTUAL YEAR ENDED
                                      DECEMBER 31,           DECEMBER 31,
                                  ---------------------  ---------------------
                                     1997       1996        1997       1996
                                  ---------- ----------  ---------- ----------
                                  (IN MILLIONS OF DOLLARS, EXCEPT SHARE DATA)
   Net sales....................  $    5,041 $    4,932  $    4,373 $    3,832
   Income (loss) from continuing
    operations..................          46       (301)         62       (284)
   Diluted earnings per share
    from continuing operations..  $      .86 $    (5.86) $     1.17 $    (5.54)

COMPOSITE MATERIALS

  In the Composite Materials segment, sales were up slightly for the year ended December 31, 1997 compared to 1996. Volume increases, particularly in Europe, were largely offset by pricing pressures globally as well as the impact of a stronger dollar on sales in foreign currencies. Income from operations was $165 million in 1997, down 26% from $222 million in 1996. This decline largely reflects the decline in price globally. Income from operations also includes a portion of the special charges described above.

  The Company completed two acquisitions in the Composite Materials segment during 1997, including the acquisition of the remainder of the Company's equity interest in Knytex, a manufacturer of specialty glass fiber fabrics. The Company's other acquisition was that of the assets of The Stewart

Group, Inc., a manufacturer and marketer of a composite central strength member for telecommunication cable using proprietary technology. With this acquisition, the Company now markets a complete line of glass fiber products that protect and reinforce fiber optic and copper telecommunications cable.

LIQUIDITY, CAPITAL RESOURCES AND OTHER RELATED MATTERS

  Cash flow from operations, excluding proceeds from insurance and payments for asbestos litigation claims, was $334 million for 1997, compared to $501 million for 1996. The decrease in cash flow from operations in 1997 is largely attributable to the Company's lower earnings in 1997. Cash flow from operations also reflects the Company's substantial income tax receivable as of December 31, 1997, which will be received early in 1998. Decreases in receivables and inventories, excluding those acquired during 1997, were largely offset by a decline in accounts payable and accrued liabilities. The 1996 cash flow from operations reflects an inflow due to a higher level of disbursements for benefits from the Voluntary Employees' Beneficiary Association trust (VEBA) in 1996 compared to 1997.

  The Company's net working capital and current ratio were $121 million and
1.09 compared to negative $163 million and .85, at December 31, 1997 and 1996, respectively. The increase in 1997 was primarily due to increased receivables and inventories as well as an increase in income taxes receivable.

  The Company's total borrowings at December 31, 1997, were $1,738 million, $804 million higher than at year-end 1996. The increase in debt is primarily the result of the financing of the Fibreboard acquisition as well as increases in working capital.

  As of December 31, 1997, the Company had unused lines of credit of $884 million available under long-term bank credit facilities and an additional $224 million under short-term facilities, compared to $440 million and $195 million, respectively, at year-end 1996. The increase in unused available lines of credit reflects primarily the establishment of a new $2 billion credit facility in June, 1997. Letters of credit issued under the facility, most of which support appeals from asbestos trials, reduce the available credit. The impact of such reduction is reflected in the unused lines of credit discussed above.

  Capital spending for property, plant and equipment, excluding acquisitions, was $227 million in 1997. The Company anticipates 1998 capital spending, exclusive of acquisitions and investments in affiliates, will be approximately $220 million, the majority of which is uncommitted. The Company expects that funding for these expenditures will be from the Company's operations and external sources as required.

  Gross payments for asbestos litigation claims during 1997, including amounts deferred from prior years and excluding amounts deferred to future years, were $300 million. The 1997 expenditures include $51 million in defense costs and $7 million for appeal bond and other costs. Proceeds from insurance were $97 million resulting in a net pre-tax cash outflow of $203 million, or $122 million after-tax. During 1997, the Company received approximately 35,300 new asbestos personal injury cases and closed approximately 19,200 cases. During 1998, the Company's total payments for asbestos litigation claims, including defense costs, are expected to be approximately $350 million. Proceeds from insurance of $100 million are expected to be available to cover these costs, resulting in a net pre-tax cash outflow of $250 million, or $150 million after-tax.

  Gross payments for asbestos litigation claims against Fibreboard for the six months ended December 31, 1997 were approximately $126 million, all of which was paid directly by Fibreboard's insurers or from the escrow account to claimants on Fibreboard's behalf. During the year, Fibreboard received approximately 33,000 new asbestos personal injury claims, and resolved approximately 2,800 claims. During the next twelve months, any payments for asbestos claims against Fibreboard are expected to be paid by Fibreboard's insurers or from the escrow account.

  The Company expects funds generated from operations, together with funds available under long and short term bank credit facilities, to be sufficient to satisfy its debt service obligations under its existing indebtedness, as well as its contingent liabilities for uninsured asbestos personal injury claims.

  The Company has been deemed by the Environmental Protection Agency (EPA) to be a potentially responsible party (PRP) with respect to certain sites under the Comprehensive Environmental Response, Compensation and Liability Act (Superfund). The Company has also been deemed a PRP under similar state or local laws, including two state Superfund sites where the Company is the primary generator. In other instances, other PRPs have brought suits or claims against the Company as a PRP for contribution under such federal, state or local laws. During 1997, the Company was designated as a PRP in such federal, state, local or private proceedings for two additional sites. At December 31, 1997, a total of 42 such PRP designations remained unresolved by the Company, some of which designations the Company believes to be erroneous. The Company is also involved with environmental investigation or remediation at a number of other sites at which it has not been designated a PRP. The Company has established a $31 million reserve, of which $15 million relates to Fibreboard, for its Superfund (and similar state, local and private action) contingent liabilities. Based upon information presently available to the Company, and without regard to the application of insurance, the Company believes that, considered in the aggregate, the additional costs associated with such contingent liabilities, including any related litigation costs, will not have a materially adverse effect on the Company's results of operations, financial condition or long-term liquidity.

  The 1990 Clean Air Act Amendments (the "Act") provide that the EPA will issue regulations on a number of air pollutants over a period of years. Until these regulations are developed, the Company cannot determine the extent to which the Act will affect it. The Company anticipates that its sources to be regulated will include wool fiberglass, mineral wool, asphalt roofing and processing, and metal coil coating. The EPA's currently announced schedule is to issue regulations covering wool fiberglass and mineral wool in 1998, asphalt roofing and processing in 1999, and metal coil coating in 2000, with implementation as to existing sources up to three years thereafter. Based on information now known to the Company, including the nature and limited number of regulated materials it emits, the Company does not expect the Act to have a materially adverse effect on the Company's results of operations, financial condition or long-term liquidity.

YEAR 2000 COMPLIANCE

  The Company has been actively implementing new systems and technology since 1995 as part of the Advantage 2000 program. A key objective of this initiative is to ensure all business transactions are compliant with requirements to process accurately in the year 2000 and beyond. The scope of this program has been continuously expanded to include each of the seventeen acquisitions made by the Company during the past four years. To date, over 50% of the Company's systems have been replaced and are in operation for daily business transaction processing. All remaining system updates will be implemented throughout the period ending July 1, 1999.

  The cumulative cost of business systems replacement from 1995 through the end of 1997 has been $139 million, including $97 million for information technology and $42 million for related training and deployment in various business locations. The current estimates for all remaining locations range from approximately $35 million to $45 million for information technology, manufacturing technology, and training and deployment costs.

  The Company is also working with all suppliers to ensure their systems are year 2000 compliant as well. All costs associated with supplier compliance will be borne by them. In the event that some suppliers are unable to convert or replace systems appropriately, the Company will switch suppliers to those that are able to provide compliant transaction processing.

                              ASBESTOS LITIGATION

  Owens Corning is a co-defendant with other former manufacturers, distributors and installers of products containing asbestos and with miners and suppliers of asbestos fibers in personal injury litigation. The personal injury claimants generally allege injuries to their health caused by inhalation of asbestos fibers from Owens Corning's products. Most of the claimants seek punitive damages as well as compensatory damages. Virtually all of the asbestos-related lawsuits against Owens Corning arise out of its manufacture, distribution, sale or installation of an asbestos-containing calcium silicate, high temperature insulation product, the manufacture of which was discontinued in 1972.

  For a discussion of the Company's asbestos liabilities, see Note 22 to the Company's Consolidated Financial Statements included in this Prospectus.

                           DESCRIPTION OF THE NOTES

  The following sets forth the particular terms of the 2005 Notes and the 2008 Notes offered hereby and supplements and should be read in conjunction with the statements in the accompanying Prospectus under the caption "Description of Debt Securities." Capitalized terms not otherwise defined herein shall have the meanings given to them in the accompanying Prospectus.

GENERAL

  Each series of the Notes will be issued as a series of Debt Securities under an Indenture (the "Indenture") dated as of May 5, 1997 between the Company and The Bank of New York, as Trustee, which is more fully described in the accompanying Prospectus.

  The 2005 Notes will be issued as unsecured obligations of the Company in an aggregate principal amount of $300,000,000 and will mature on May 1, 2005. The 2008 Notes will be issued as unsecured obligations of the Company in an aggregate principal amount of $250,000,000 and will mature on May 1, 2008.

  Each Series of the Notes will bear interest from May 1, 1998, payable semi-annually in arrears on each May 1 and November 1, commencing November 1, 1998, at the rate set forth on the cover page of this Prospectus Supplement, to the persons in whose names the Notes are registered on the preceding April 15 and October 15, respectively.

  The principal of, premium, if any, and interest on the Notes will be payable, the transfer of Notes will be registrable and the Notes may be presented for exchange, at the office of the Trustee located at 101 Barclay Street, Floor 21W., New York, NY 10286, attention Corporate Trust, Trustee Administration. So long as the Notes are represented by Book Entry Securities, the interest payable on the Notes will be paid to Cede & Co., the nominee of The Depository Trust Company ("DTC"), the Depositary for the Notes, or its registered assigns as the registered owner of the Book Entry Securities, by wire transfer of immediately available funds on each of the applicable interest payment dates, not later than 2:30 p.m. Eastern Standard Time. If the Notes are no longer represented by Book Entry Securities, payment of interest may, at the option of the Company, be made by check mailed to the address of the Person entitled thereto.

  No sinking fund is provided for the Notes.

OPTIONAL REDEMPTION

  The Notes will be redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including the portion of any such payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (determined on the third Business Day preceding such redemption date), plus, in each case, accrued and unpaid interest thereon to the redemption date.

  "Adjusted Treasury Rate" means the arithmetic mean of the yields under the heading "Week Ending" published in the Statistical Release most recently published prior to the date of determination under the caption "Treasury Constant Maturities" for the maturity (*rounded to the nearest month) corresponding to the remaining life to maturity, as of the redemption date, of the principal being redeemed, plus 0.25% in the case of the 2005 Notes and 0.375% in the case of the 2008 Notes. If no maturity set forth under such heading exactly corresponds to the maturity of such principal, yields for the two published maturities most closely corresponding to the maturity of such principal shall be calculated pursuant to the immediately preceding sentence, and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of the relevant periods to the nearest month.

  "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively-traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the terms of the Notes, then such other reasonably comparable index which shall be designated by the Company.

  Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed.

  Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.

BOOK ENTRY, DELIVERY AND FORM

  Each series of the Notes will be represented by Book Entry Securities that will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., the nominee of DTC.

  DTC has advised the Company as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participating organizations ("participants") and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by DTC only through participants.

  Unless and until they are exchanged in whole or in part for certificated Notes, in definitive form, the Book Entry Securities may not be registered for transfer or exchange except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor depository or a nominee of such successor depository.

  A further description of DTC's procedures with respect to the Notes is set forth in the accompanying Prospectus under the heading "Description of Debt Securities--Book Entry Debt Securities."

DEFEASANCE

  The provisions described under "Description of Debt Securities--Defeasance of Offered Debt Securities or Certain Covenants in Certain Circumstances" in the accompanying Prospectus are applicable to the 2005 Notes and the 2008 Notes.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement and the related Pricing Agreements, the Company has agreed to sell to each of such Underwriters named below, and each of such Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                                PRINCIPAL AMOUNT
                           UNDERWRITERS                          OF 2005 NOTES
                           ------------                         ----------------
   Goldman, Sachs & Co. .......................................   $150,000,000
   BancAmerica Robertson Stephens..............................     37,500,000
   Barclays Capital Inc. ......................................     37,500,000
   Chase Securities Inc. ......................................     37,500,000
   J.P. Morgan Securities Inc. ................................     37,500,000
                                                                  ------------
     Total.....................................................   $300,000,000
                                                                  ============

                                                                PRINCIPAL AMOUNT
                           UNDERWRITERS                          OF 2008 NOTES
                           ------------                         ----------------
   Goldman, Sachs & Co. .......................................   $125,000,000
   Citicorp Securities, Inc. ..................................     31,250,000
   Credit Suisse First Boston Corporation .....................     31,250,000
   First Chicago Capital Markets, Inc. ........................     31,250,000
   NationsBanc Montgomery Securities LLC ......................     31,250,000
                                                                  ------------
     Total.....................................................   $250,000,000
                                                                  ============

  Under the terms and conditions of the Underwriting Agreement and the Pricing Agreements, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

  The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of 0.375% of the principal amount of the 2005 Notes and 0.400% of the principal amount of the 2008 Notes. The Underwriters may allow, and such dealers may reallow, a concession not to exceed 0.250% of the principal amount of the 2005 Notes and 0.250% of the principal amount of the 2008 Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

  The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that they intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

  In connection with the offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes; and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Notes than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the securities sold in the offering may be reclaimed by the Underwriters if such Notes are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

  Barclays Bank PLC, The Chase Manhattan Bank and The Chase Manhattan Bank of Canada, Citibank N.A., Credit Suisse First Boston and Credit Suisse First Boston Canada, The First National Bank of Chicago and First Chicago NBD Bank Canada, Morgan Guaranty Trust Company of New York and Nationsbank, N.A. are affiliates of Barclays Capital Inc., Chase Securities Inc., Citicorp Securities, Inc., Credit Suisse First Boston Corporation, First Chicago Capital Markets, Inc., J.P. Morgan Securities Inc. and NationsBanc Montgomery Securities LLC, respectively, and are lenders under the Credit Agreement and have in the past, and may in the future, engage in other commercial banking transactions with the Company. The Company intends to use a portion of the net proceeds of this offering to repay in part amounts outstanding under the Credit Agreement, and such lenders will receive in excess of 10% of such net proceeds (not including underwriting compensation). Because more than 10% of the net proceeds of the offering will be received by entities affiliated with members of the National Association of Securities Dealers, Inc. (the "NASD") participating in the offering made hereby, the offering is being conducted pursuant to Rule 2710(c)(8) of the Conduct Rules of the NASD.

  The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

                             VALIDITY OF THE NOTES

  The validity of the Notes offered hereby will be passed upon for the Company by Shearman & Sterling, New York, New York and for the Underwriters by Sullivan & Cromwell, Los Angeles, California.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of Owens Corning:

  We have audited the accompanying consolidated balance sheet of OWENS CORNING (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Owens Corning and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

  As discussed in Note 6 to the consolidated financial statements, during the fourth quarter of 1997, the Company changed its method of accounting for business process reengineering costs.

                                          Arthur Andersen LLP

January 27, 1998
Toledo, Ohio

                        OWENS CORNING AND SUBSIDIARIES

                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

  Owens Corning and subsidiaries' (the "Company") consolidated financial statements include the accounts of majority owned subsidiaries, unless ownership is considered temporary. Significant intercompany accounts and transactions are eliminated.

NET INCOME PER SHARE

  Basic net income per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per share reflects the dilutive effect of common equivalent shares and increased shares that would result from the conversion of debt and equity securities. The effects of anti-dilution are not presented. Unless otherwise indicated, all per share information included in the notes to the consolidated financial statements is presented on a diluted basis. The 1996 and 1995 earnings per share calculations have been restated in accordance with Statement of Financial Accounting Standards No. 128.

INVENTORY VALUATION

  Inventories are stated at cost, which is less than market value, and include material, labor and manufacturing overhead. The majority of U.S. inventories are valued using the last-in, first-out (LIFO) method and the balance of inventories are generally valued using the first-in, first-out (FIFO) method.

GOODWILL

  Goodwill is carried at cost, less accumulated amortization, and is amortized on a straight-line basis over a period of forty years. The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance may not be recoverable. When factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the related business segment's undiscounted cash flows over the remaining life of the goodwill in measuring whether the goodwill is recoverable.

INVESTMENTS IN AFFILIATES

  Investments in affiliates are accounted for using the equity method, under which the Company's share of earnings of these affiliates is reflected in income as earned and dividends are credited against the investment in affiliates when received.

CAPITALIZATION OF SOFTWARE DEVELOPED FOR INTERNAL USE

  The Company capitalizes the direct external and internal costs incurred in connection with the development, testing and installation of software for internal use. Internally developed software is included in plant and equipment and is amortized over its estimated useful life using the straight-line method.

DEPRECIATION

  For assets placed in service prior to January 1, 1992, the Company's plant and equipment is depreciated primarily using the double-declining balance method for the first half of an asset's estimated useful life and the straight-line method is used thereafter. For assets placed in service after December 31, 1991, the Company's plant and equipment is depreciated using the straight-line method.

                        OWENS CORNING AND SUBSIDIARIES

DERIVATIVE FINANCIAL INSTRUMENTS

  Gains and losses on hedges of existing assets or liabilities are included in the carrying amount of those assets or liabilities and are ultimately recognized in income as part of those carrying amounts. Gains and losses on hedges of net investments in foreign subsidiaries are included in stockholders' equity. Gains and losses related to qualifying hedges of firm commitments or anticipated transactions also are deferred and are recognized in income or as adjustments of carrying amounts when the hedged transaction occurs. Gains and losses on forward currency exchange contracts that do not qualify as hedges are recognized as other income or expense.

STOCK BASED COMPENSATION PLANS

  The Company applies Statement of Financial Accounting Standards No. 123 (SFAS 123) in accounting for its stock based compensation plans. In accordance with SFAS 123 the Company applies Accounting Principles Board Opinion No. 25 and related Interpretations for expense recognition.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

  Certain reclassifications have been made to 1996 and 1995 to conform with the classifications used in 1997.

                         OWENS CORNING AND SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                    1997      1996      1995
                                                  --------  --------  --------
                                                   (IN MILLIONS OF DOLLARS,
                                                      EXCEPT SHARE DATA)
NET SALES.......................................  $  4,373  $  3,832  $  3,612
COST OF SALES...................................     3,446     2,840     2,670
                                                  --------  --------  --------
  Gross margin..................................       927       992       942
                                                  --------  --------  --------
OPERATING EXPENSES
  Marketing and administrative expenses.........       580       500       443
  Science and technology expenses (Note 12).....        69        84        78
  Provision for asbestos litigation claims (Note
   22)..........................................       --        875       --
  Restructure costs (Note 4)....................        68        38       --
  Other (Notes 4 and 15)........................        28       (14)        1
                                                  --------  --------  --------
    Total operating expenses....................       745     1,483       522
                                                  --------  --------  --------
INCOME (LOSS) FROM OPERATIONS...................       182      (491)      420
Cost of borrowed funds (Notes 2, 3 and 21)......       111        77        87
                                                  --------  --------  --------
INCOME (LOSS) BEFORE PROVISION (CREDIT) FOR
 INCOME TAXES...................................        71      (568)      333
Provision (credit) for income taxes (Note 11)...         9      (283)      109
                                                  --------  --------  --------
INCOME (LOSS) BEFORE MINORITY INTEREST AND
 EQUITY IN NET INCOME OF AFFILIATES.............        62      (285)      224
Minority interest (Notes 7 and 8)...............       (11)       (8)       (5)
Equity in net income of affiliates (Note 15)....        11         9        12
                                                  --------  --------  --------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF
 ACCOUNTING CHANGE..............................        62      (284)      231
Cumulative effect of accounting change (Note 6).       (15)      --        --
                                                  --------  --------  --------
NET INCOME (LOSS)...............................  $     47  $   (284) $    231
                                                  ========  ========  ========
NET INCOME PER COMMON SHARE (Note 19)
Basic:
  Income (loss) before cumulative effect of
   accounting change............................  $   1.18  $  (5.54) $   4.73
  Cumulative effect of accounting change (Note
   6)...........................................      (.29)      --        --
                                                  --------  --------  --------
  Net income (loss) per share...................  $    .89  $  (5.54) $   4.73
                                                  ========  ========  ========
Diluted:
  Income (loss) before cumulative effect of
   accounting change............................  $   1.17  $  (5.54) $   4.41
  Cumulative effect of accounting change (Note
   6)...........................................      (.29)      --        --
                                                  --------  --------  --------
  Net income (loss) per share...................  $    .88  $  (5.54) $   4.41
                                                  ========  ========  ========
Weighted average number of common shares
 outstanding and common equivalent shares during
 the period (in millions)
  Basic.........................................      52.9      51.3      48.7
  Diluted.......................................      53.5      51.3      53.9

  The accompanying summary of significant accounting policies and notes are an integral part of this statement.

                         OWENS CORNING AND SUBSIDIARIES

             CONSOLIDATED BALANCE SHEET--DECEMBER 31, 1997 AND 1996

                                                        1997          1996
                                                    ------------  ------------
                                                    (IN MILLIONS OF DOLLARS)
                      ASSETS
CURRENT
Cash and cash equivalents.........................  $         58  $         45
Receivables, less allowances of $20 million in
 1997 and $17 million in 1996 (Note 13)...........           432           314
Inventories (Note 14).............................           503           340
Insurance for asbestos litigation claims--current
 portion (Note 22)................................           100           100
Deferred income taxes (Note 11)...................           160           106
Assets held for sale (Note 5).....................            41           --
Income tax receivable (Note 11)...................            96             4
Other current assets..............................            38            49
                                                    ------------  ------------
 Total current....................................         1,428           958
                                                    ------------  ------------
OTHER
Insurance for asbestos litigation claims (Note
 22)..............................................           357           454
Asbestos costs to be reimbursed--Fibreboard (Note
 22)..............................................           116           --
Deferred income taxes (Note 11)...................           328           474
Goodwill, less accumulated amortization of $45
 million in 1997 and $26 million in 1996 (Note 5).           778           286
Investments in affiliates (Notes 4 and 15)........            52            64
Other noncurrent assets (Note 10).................           184           155
                                                    ------------  ------------
 Total other......................................         1,815         1,433
                                                    ------------  ------------
PLANT AND EQUIPMENT, at cost
Land..............................................            66            58
Buildings and leasehold improvements..............           676           614
Machinery and equipment...........................         2,629         2,384
Construction in progress..........................           214           285
                                                    ------------  ------------
                                                           3,585         3,341
Less: Accumulated depreciation....................        (1,832)       (1,819)
                                                    ------------  ------------
 Net plant and equipment..........................         1,753         1,522
                                                    ------------  ------------
TOTAL ASSETS......................................  $      4,996  $      3,913
                                                    ============  ============
       LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities (Note
 16)..............................................  $        814  $        705
Reserve for asbestos litigation claims--current
 portion (Note 22)................................           350           300
Short-term debt (Note 3)..........................            23            96
Long-term debt--current portion (Note 2)..........           120            20
                                                    ------------  ------------
 Total current....................................         1,307         1,121
                                                    ------------  ------------
LONG-TERM DEBT (Note 2)...........................         1,595           818
                                                    ------------  ------------
OTHER
Reserve for asbestos litigation claims (Note 22)..         1,320         1,670
Asbestos-related liabilities--Fibreboard (Note
 22)..............................................           123           --
Other employee benefits liability (Note 9)........           335           349
Pension plan liability (Note 10)..................            65            63
Other.............................................           165           161
                                                    ------------  ------------
 Total other......................................         2,008         2,243
                                                    ------------  ------------
COMMITMENTS AND CONTINGENCIES (Notes 18, 21 and
 22)
COMPANY OBLIGATED SECURITIES OF ENTITIES HOLDING
 SOLELY PARENT DEBENTURES (Notes 7 and 8).........           503           194
                                                    ------------  ------------
MINORITY INTEREST.................................            24            21
                                                    ------------  ------------
STOCKHOLDERS' EQUITY
Preferred stock, no par value; authorized 8
 million shares, none outstanding (Note 20).......           --            --
Common stock, par value $.10 per share; authorized
 100 million shares; issued 1997--53.6 million and
 1996--52.1 million shares (Notes 2, 5 and 19)....           657           606
Deficit...........................................        (1,041)       (1,072)
Foreign currency translation adjustments..........           (37)           (1)
Other (Notes 10 and 19)...........................           (20)          (17)
                                                    ------------  ------------
 Total stockholders' equity.......................          (441)         (484)
                                                    ------------  ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........  $      4,996  $      3,913
                                                    ============  ============

  The accompanying summary of significant accounting policies and notes are an integral part of this statement.

                         OWENS CORNING AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                    1997      1996      1995
                                                  --------  --------  --------
                                                   (IN MILLIONS OF DOLLARS)
COMMON STOCK
Balance beginning of year........................ $    606  $    579  $    348
Issuance of stock for:
  Conversion of debt (Note 2)....................      --        --        173
  Acquisitions (Note 5)..........................       16        20        42
  Awards under stock compensation plans (Note
   19)...........................................       35         7        16
                                                  --------  --------  --------
Balance end of year..............................      657       606       579
                                                  --------  --------  --------
DEFICIT
Balance beginning of year........................   (1,072)     (781)   (1,012)
Net income (loss)................................       47      (284)      231
Cash dividends declared..........................      (16)       (7)      --
                                                  --------  --------  --------
Balance end of year..............................   (1,041)   (1,072)     (781)
                                                  --------  --------  --------
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS
Balance beginning of year........................       (1)        9        (1)
Translation adjustments..........................      (36)      (10)       10
                                                  --------  --------  --------
Balance end of year..............................      (37)       (1)        9
                                                  --------  --------  --------
OTHER
Balance beginning of year........................      (17)      (19)      (15)
Net increase (decrease)..........................       (3)        2        (4)
                                                  --------  --------  --------
Balance end of year..............................      (20)      (17)      (19)
                                                  --------  --------  --------
STOCKHOLDERS' EQUITY............................. $   (441) $   (484) $   (212)
                                                  ========  ========  ========


  The accompanying summary of significant accounting policies and notes are an integral part of this statement.

                         OWENS CORNING AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                    1997      1996      1995
                                                  --------  --------  --------
                                                   (IN MILLIONS OF DOLLARS)
NET CASH FLOW FROM OPERATIONS
  Net income (loss).............................. $     47  $   (284) $    231
  Reconciliation of net cash provided by
   operating activities:
  Noncash items:
    Provision for asbestos litigation claims
     (Note 22)...................................      --        875       --
    Cumulative effect of accounting change (Note
     6)..........................................       15       --        --
    Provision for depreciation and amortization..      173       141       132
    Provision (credit) for deferred income taxes
     (Note 11)...................................      110      (258)      142
    Other (Note 4)...............................       49        (2)       (2)
  (Increase) decrease in receivables (Note 13)...       57        20        36
  (Increase) decrease in inventories.............       60       (71)      (15)
  Increase (decrease) in accounts payable and
   accrued liabilities...........................      (60)      103       (50)
  Disbursements (funding) of VEBA trust..........       19        45       (64)
  Proceeds from insurance for asbestos litigation
   claims, excluding Fibreboard (Note 22)........       97       101       251
  Payments for asbestos litigation claims,
   excluding Fibreboard (Note 22)................     (300)     (267)     (308)
  Other..........................................     (136)      (68)      (68)
                                                  --------  --------  --------
Net cash flow from operations....................      131       335       285
                                                  --------  --------  --------
NET CASH FLOW FROM INVESTING
  Additions to plant and equipment...............     (227)     (325)     (276)
  Investment in subsidiaries, net of cash
   acquired (Note 5).............................     (564)      (70)      (81)
  Proceeds from the sale of affiliate (Note 15)..      --         55       --
  Other..........................................       (8)      (20)       (4)
                                                  --------  --------  --------
Net cash flow from investing..................... $   (799) $   (360) $   (361)
                                                  ========  ========  ========
NET CASH FLOW FROM FINANCING (Notes 2, 3 and 7)
  Net additions to long-term credit facilities... $    796  $     39  $     55
  Other additions to long-term debt..............      108        22         9
  Other reductions to long-term debt.............     (133)      (43)     (128)
  Net increase (decrease) in short-term debt.....      (81)       32       (94)
  Issuance of preferred stock of subsidiary......      --        --        194
  Dividends paid.................................      (14)       (3)      --
  Other..........................................        6         3       --
                                                  --------  --------  --------
    Net cash flow from financing.................      682        50        36
                                                  --------  --------  --------
Effect of exchange rate changes on cash..........       (1)        2        (1)
                                                  --------  --------  --------
Net increase (decrease) in cash and cash
 equivalents.....................................       13        27       (41)
Cash and cash equivalents at beginning of year...       45        18        59
                                                  --------  --------  --------
Cash and cash equivalents at end of year......... $     58  $     45  $     18
                                                  ========  ========  ========

  The accompanying summary of significant accounting policies and notes are an integral part of this statement.

                        OWENS CORNING AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SEGMENT DATA

  The Company operates in two industry segments, Building Materials and Composite Materials, and reports its results in two ways: by industry segment and by geographic segment. See Note 5 for detail of 1997, 1996 and 1995 acquisitions and divestitures of businesses.

  The industry segments are defined as follows:

 Building Materials

  Production and sale of glass wool fibers formed into thermal and acoustical insulation and air ducts; extruded and expanded polystyrene insulation; roofing shingles and asphalt materials; windows and doors; vinyl and metal siding and accessories; cast stone building products; and the branded sale of housewrap.

 Composite Materials

  Production and sale of glass fiber yarns; rovings, mats and veils; strand and reinforcement products; glass reinforced plastic pipe; and polyester and vinyl ester resins.

  The geographic segment reporting combines the two industry segments within the major regions: United States, Europe, and Canada and other.

  Intersegment sales are generally recorded at market or equivalent value. Income (loss) from operations by industry and geographic segment consists of net sales less related costs and expenses. In computing income (loss) from operations by segment, cost of borrowed funds and other general corporate income and expenses have been excluded. Certain corporate operating expenses directly traceable to industry and geographic segments have been allocated to those segments.

  Income from operations for the year ended December 31, 1997 includes a pretax charge of $143 million for restructuring and other actions (Note 4). The impact of these special items was to reduce income from operations for Building Materials in the United States, Europe, and Canada and other by $21 million, $6 million and $62 million, respectively; Composite Materials in the United States, Europe, and Canada and other by $5 million, $6 million and $3 million, respectively; and to increase general corporate expense by $40 million.

  Income (loss) from operations for the year ended December 31, 1996 includes a pretax charge of $43 million for restructuring and other actions (Note 4); a net pretax charge of $875 million for asbestos litigation claims (Note 22); a pretax gain of $37 million from the sale of the Company's ownership interest in its former Japanese affiliate Asahi Fiber Glass Co. Ltd. (Note 15); and charges totaling $42 million including valuation adjustments associated with prior divestitures, major product line productivity initiatives and a contribution to the Owens-Corning Foundation. The impact of these special items was to reduce income from operations for Building Materials in the United States, Europe, and Canada and other by $42 million, $5 million and $3 million, respectively; Composite Materials in the United States and Europe by $5 million and $7 million, respectively; and to increase general corporate expense by $861 million.

  Identifiable assets by industry and geographic segment are those assets that are used in the Company's operations in each industry and geographic segment and do not include general corporate assets. General corporate assets consist primarily of cash and cash equivalents, deferred taxes, asbestos assets, and corporate property and equipment.

                         OWENS CORNING AND SUBSIDIARIES

                                                     1997      1996      1995
                                                   --------  --------  --------
                                                    (IN MILLIONS OF DOLLARS)
NET SALES
INDUSTRY SEGMENTS
 Building Materials
  United States................................... $  2,704  $  2,253  $  2,033
  Europe..........................................      301       284       264
  Canada and other................................      212       145       107
                                                   --------  --------  --------
    Total Building Materials......................    3,217     2,682     2,404
                                                   --------  --------  --------
 Composite Materials
  United States...................................      607       613       610
  Europe..........................................      392       400       459
  Canada and other................................      157       137       139
                                                   --------  --------  --------
    Total Composite Materials.....................    1,156     1,150     1,208
                                                   --------  --------  --------
 Intersegment sales
  Building Materials..............................      --        --        --
  Composite Materials.............................      100       110        96
  Eliminations....................................     (100)     (110)      (96)
                                                   --------  --------  --------
    Net sales..................................... $  4,373  $  3,832  $  3,612
                                                   ========  ========  ========
GEOGRAPHIC SEGMENTS
 United States.................................... $  3,311  $  2,866  $  2,643
 Europe...........................................      693       684       723
 Canada and other.................................      369       282       246
                                                   --------  --------  --------
                                                   $444,373  $  3,832  $  3,612
                                                   --------  --------  --------
 Intersegment sales
  United States...................................      115        98        54
  Europe..........................................       31        37        21
  Canada and other................................       86        81        88
  Eliminations....................................     (232)     (216)     (163)
                                                   --------  --------  --------
    Net sales..................................... $  4,373  $  3,832  $  3,612
                                                   ========  ========  ========

                         OWENS CORNING AND SUBSIDIARIES

                                                     1997      1996     1995
                                                   --------  --------  --------
                                                   (IN MILLIONS OF DOLLARS)
INCOME (LOSS) FROM OPERATIONS
INDUSTRY SEGMENTS
 Building Materials
  United States................................... $    184  $    193  $   195
  Europe..........................................       (3)       16       29
  Canada and other................................      (58)       10       13
                                                   --------  --------  -------
    Total Building Materials......................      123       219      237
                                                   --------  --------  -------
 Composite Materials
  United States...................................      174       165      135
  Europe..........................................       (7)       39       64
  Canada and other................................       (2)       18       26
                                                   --------  --------  -------
    Total Composite Materials.....................      165       222      225
                                                   --------  --------  -------
General corporate expense.........................     (106)     (932)     (42)
                                                   --------  --------  -------
    Income (loss) from operations.................      182      (491)     420
Cost of borrowed funds............................     (111)      (77)     (87)
                                                   --------  --------  -------
    Income (loss) before provision for income
     taxes........................................ $     71  $   (568) $   333
                                                   ========  ========  =======
GEOGRAPHIC SEGMENTS
 United States.................................... $    358  $    358  $   330
 Europe...........................................      (10)       55       93
 Canada and other.................................      (60)       28       39
 General corporate expense........................     (106)     (932)     (42)
                                                   --------  --------  -------
    Income (loss) from operations................. $    182  $   (491) $   420
                                                   ========  ========  =======

                         OWENS CORNING AND SUBSIDIARIES

                                                            1997     1996     1995
                                                          -------- -------- --------
                                                           (IN MILLIONS OF DOLLARS)
IDENTIFIABLE ASSETS AT DECEMBER 31,
INDUSTRY SEGMENTS
 Building Materials
  United States.........................................  $  2,127 $    971 $    893
  Europe................................................       253      239      170
  Canada and other......................................       325      243      194
                                                          -------- -------- --------
    Total Building Materials............................     2,705    1,453    1,257
                                                          -------- -------- --------
 Composite Materials
  United States.........................................       415      385      361
  Europe................................................       260      355      388
  Canada and other......................................       166      206      145
                                                          -------- -------- --------
    Total Composite Materials...........................       841      946      894
                                                          -------- -------- --------
General corporate.......................................     1,398    1,450    1,024
                                                          -------- -------- --------
                                                             4,944    3,849    3,175
Investments in affiliates accounted for under the equity
 method.................................................        52       64       86
                                                          -------- -------- --------
    Total assets........................................  $  4,996 $  3,913 $  3,261
                                                          ======== ======== ========
GEOGRAPHIC SEGMENTS
 United States..........................................  $  2,542 $  1,356 $  1,254
 Europe.................................................       513      594      558
 Canada and other.......................................       491      449      339
 General corporate......................................     1,398    1,450    1,024
                                                          -------- -------- --------
                                                          $  4,944 $  3,849 $  3,175
                                                          ======== ======== ========

                         OWENS CORNING AND SUBSIDIARIES

                                                           1997     1996     1995
                                                         -------- -------- --------
                                                          (IN MILLIONS OF DOLLARS)
PROVISION FOR DEPRECIATION AND AMORTIZATION
INDUSTRY SEGMENTS
 Building Materials
  United States......................................... $     72 $     57 $     52
  Europe................................................       18       16       13
  Canada and other......................................       16        7        9
                                                         -------- -------- --------
    Total Building Materials............................      106       80       74
                                                         -------- -------- --------
 Composite Materials
  United States.........................................       24       22       22
  Europe................................................       18       18       18
  Canada and other......................................        9        9        8
                                                         -------- -------- --------
    Total Composite Materials...........................       51       49       48
                                                         -------- -------- --------
 General corporate......................................       16       12       10
                                                         -------- -------- --------
    Total provision for depreciation and amortization... $    173 $    141 $    132
                                                         ======== ======== ========
GEOGRAPHIC SEGMENTS
 United States.......................................... $     96 $     79 $     74
 Europe.................................................       36       34       31
 Canada and other.......................................       25       16       17
 General corporate......................................       16       12       10
                                                         -------- -------- --------
    Total provision for depreciation and amortization... $    173 $    141 $    132
                                                         ======== ======== ========

                         OWENS CORNING AND SUBSIDIARIES

                                                          1997     1996     1995
                                                        -------- -------- --------
                                                         (IN MILLIONS OF DOLLARS)
ADDITIONS TO PLANT AND EQUIPMENT
INDUSTRY SEGMENTS
 Building Materials
  United States........................................ $     82 $     95 $     60
  Europe...............................................       18       10       36
  Canada and other.....................................       29       36       33
                                                        -------- -------- --------
    Total Building Materials...........................      129      141      129
                                                        -------- -------- --------
 Composite Materials
  United States........................................       21       63       37
  Europe...............................................       14       30       39
  Canada and other.....................................       17       34       18
                                                        -------- -------- --------
    Total Composite Materials..........................       52      127       94
                                                        -------- -------- --------
  General corporate....................................       46       57       53
                                                        -------- -------- --------
    Total additions.................................... $    227 $    325 $    276
                                                        ======== ======== ========
GEOGRAPHIC SEGMENTS
 United States......................................... $    103 $    158 $     97
 Europe................................................       32       40       75
 Canada and other......................................       46       70       51
 General corporate.....................................       46       57       53
                                                        -------- -------- --------
    Total additions.................................... $    227 $    325 $    276
                                                        ======== ======== ========

                        OWENS CORNING AND SUBSIDIARIES

2. LONG-TERM DEBT

                                                          1997         1996
                                                      ------------  ------------
                                                      (IN MILLIONS OF DOLLARS)
U.S. credit facility due in 2002, variable..........  $        899  $       --
U.S. credit facility due in 1999, variable..........           --            35
U.K. credit facility due through 2001, variable.....           --            59
European credit facilities due through 2001,
 variable...........................................            34           41
Guaranteed debentures due in 2001, 10%..............           150          150
Debentures due in 2002, 8.875%......................           150          150
Debentures due in 2012, 9.375%......................           150          150
Guaranteed debentures due in 1998, 9.8%.............           100          100
U.S. medium term notes due in 2000, 7.0%............            60          --
Bonds due in 2000, 7.25%, payable in Deutsche marks
 (Note 21)..........................................            50           50
Eurobonds due through 2001, 9.814% (Note 21)........            46           54
Other long-term debt due through 2012, at rates from
 5.375% to 12.47%...................................            76           49
                                                      ------------  -----------
                                                             1,715          838
Less: Current portion...............................          (120)         (20)
                                                      ------------  -----------
Total long-term debt................................  $      1,595  $       818
                                                      ============  ===========

  In the second quarter of 1997, the Company entered into a long-term revolving credit agreement with a maximum commitment equivalent to $2 billion, of which portions can be denominated in Canadian dollars, Belgian francs or British pounds. The agreement allows the Company to borrow under multiple options, which provide for varying terms and interest rates. The commitment fee, charged on the entire commitment, is a sliding scale based on credit ratings and was .15% at December 31, 1997. As of December 31, 1997, $217 million of this facility was used for standby letters of credit and $884 million was unused. The average rate of interest on this facility was 6.25% at December 31, 1997.

  The European credit facilities are payable in Belgian francs and U.S. dollars and have an aggregate commitment of 1.439 billion Belgian francs (39 million U.S. dollars) and 30 million U.S. dollars. The rate of interest on these facilities at December 31, 1997 was 4.235% and 6.26%, respectively. The commitment fee on the unused portions of the facilities range from 1/10 to 1/4 of 1%.

  As is typical for bank credit facilities, the agreements relating to the facilities described above contain restrictive covenants, including requirements for the maintenance of interest coverage, a leverage ratio and minimum coverage of fixed charges; and limitations on the early retirement of subordinated debt, additional borrowings, payment of dividends, and purchase of Company stock. The agreements include a provision which would result in all of the unpaid principal and accrued interest of the facilities becoming due immediately upon a change of control in ownership of the Company. A material adverse change in the Company's business, assets, liabilities, financial condition or results of operations constitutes a default under the agreements.

  During 1995, the Company's $173 million issue of 8% convertible junior subordinated debentures was converted. The conversion resulted in the issuance of 5.8 million new shares of common stock.

                        OWENS CORNING AND SUBSIDIARIES

  The aggregate maturities and sinking fund requirements for all long-term debt issues for each of the five years following December 31, 1997 are:

                                                  CREDIT        OTHER LONG-
     YEAR                                       FACILITIES       TERM DEBT
     ----                                       ------------    ------------
                                                (IN MILLIONS OF DOLLARS)
     1998......................................    $          7    $        113
     1999......................................              17              13
     2000......................................               5             132
     2001......................................               5             170
     2002......................................             899             191

3. SHORT-TERM DEBT

                                                                 1997     1996
                                                                ------   ------
                                                                (IN MILLIONS
                                                                 OF DOLLARS)
     Balance outstanding at December 31........................ $   23   $   96
     Weighted average interest rates on short-term debt
      outstanding at December 31...............................    5.9%     6.2%

  The Company had unused short-term lines of credit totaling $224 million and $195 million at December 31, 1997 and 1996, respectively.

4. RESTRUCTURING OF OPERATIONS AND OTHER ACTIONS

  During the fourth quarter of 1997, the Company recorded a $143 million pretax charge for restructuring and other actions to close manufacturing facilities, enhance manufacturing productivity and reduce overhead. The $143 million pretax charge was comprised of a $68 million charge associated with the restructuring of the Company's business segments and a $75 million charge associated with asset impairments, including investments in certain affiliates. The components of the restructure charge include $25 million for personnel reductions, $41 million for divestiture of non-strategic businesses and facilities including the closure of the Candiac, Quebec manufacturing facility to be completed in 1998, and $2 million for other actions. The $25 million for personnel reductions represents severance costs associated with the elimination of nearly 550 positions worldwide. The primary employee groups affected include manufacturing and corporate administrative personnel.

  During the fourth quarter of 1996, the Company recorded a $43 million pretax charge for restructuring and other actions which included the costs associated with a work force realignment, a replacement of computer technology as well as asset valuations and expenses related to exited businesses. The $43 million pretax charge was comprised of a $38 million restructure charge and a $5 million charge related to an exited business. The components of the restructure charge included $20 million for personnel reductions, $8 million in computer technology and $10 million for asset valuations and exited businesses.

  The $20 million for personnel reductions represented severance costs associated with the elimination of nearly 400 positions worldwide. The primary employee group affected was manufacturing personnel. At December 31, 1997, the balance remaining in the reserve is approximately $3 million.

5. ACQUISITIONS AND DIVESTITURES OF BUSINESSES

  During 1997, the Company made several acquisitions in the Building Materials segment in the United States and Europe as well as two acquisitions in the Composite Materials segment in the United States and Canada, which were consummated through the exchange of various combinations of common stock, cash, and trust preferred hybrid securities (Note 8). The aggregate purchase price was $886 million for 1997. On June 27, 1997, the Company acquired Fibreboard Corporation, a North

                        OWENS CORNING AND SUBSIDIARIES

American manufacturer of vinyl siding and accessories, as well as manufactured stone. Fibreboard operates more than 130 company-owned distribution centers in 32 states. The purchase price of this acquisition was $660 million, including debt assumed of $138 million and was consummated by the exchange of cash for all of the outstanding common shares of Fibreboard at a price of $55 per share. At the time of acquisition, management formulated a plan to divest Fibreboard's calcium silicate insulation and metal jacket business (Pabco). Pabco's net assets are included in assets held for sale on the Company's consolidated balance sheet.

  On October 1, 1997, the Company completed the asset acquisition of AmeriMark Building Products, Inc., a specialty building products company which serves the exterior residential housing industry. The acquisition was completed for a purchase price of $309 million in trust preferred hybrid securities and $8 million in cash.

  The Company completed four additional acquisitions during 1997 in the U.S., Europe and Canada. The aggregate purchase price of these acquisitions was $47 million. These acquisitions exchanged 340,000 shares of the Company's common stock and $34 million in cash. The pro forma effect of these acquisitions, except for the acquisitions of Fibreboard and AmeriMark, was not material to net income for the year ended December 31, 1997 or 1996.

  During 1996 and 1995, the Company also made several acquisitions in the Building Materials segment in the United States, Canada and Europe. The 1996 acquisitions exchanged 472,250 shares of the Company's common stock and $69 million in cash. The 1995 acquisitions exchanged 1,125,140 shares of the Company's common stock and $82 million in cash, of which $1 million was paid in the first quarter of 1996 and 228,218 shares were issued during 1997.

  The incremental sales from the acquisitions, in the year of acquisition, were $534 million, $47 million and $41 million for the years ended December 31, 1997, 1996 and 1995, respectively.

  The initial purchase price allocations were based on preliminary estimates of fair market value and are subject to revision. The estimated fair value of assets acquired during 1997, including goodwill of $518 million, was $1.404 billion, and liabilities assumed, including $150 million in debt, totaled $518 million. The 1996 acquisitions included goodwill of $32 million. The 1995 acquisitions included goodwill of $97 million.

  All acquisitions were accounted for under the purchase method of accounting, whereby the assets acquired and liabilities assumed have been recorded at their fair values and the results of operations for the acquisitions have been included in the Company's consolidated financial statements subsequent to the dates of acquisition.

  The following unaudited table presents the pro forma results of operations for the years ended December 31, 1997 and 1996, assuming the acquisitions of Fibreboard and AmeriMark occurred at the beginning of each period presented. These results include certain adjustments, primarily for depreciation and amortization, interest and other expenses directly attributable to the acquisition and are not necessarily indicative of what the results would have been had the transactions actually occurred at the beginning of the periods presented. The pro forma results do not include operations that were discontinued by Fibreboard prior to the acquisition, or Pabco.

                                                            YEAR ENDED
                                                           DECEMBER 31,
                                                     -------------------------
                                                         1997         1996
                                                     ------------ ------------
                                                     (IN MILLIONS OF DOLLARS,
                                                        EXCEPT SHARE DATA)
     Net sales...................................... $      5,041 $      4,932
     Income (loss) from continuing operations.......           46         (301)
     Diluted earnings per share from continuing
      operations.................................... $        .86 $      (5.86)

                        OWENS CORNING AND SUBSIDIARIES

6. BUSINESS PROCESS REENGINEERING COSTS

  In the fourth quarter of 1997, the Company recorded a $15 million charge, or $.29 per share, net of related income taxes of $10 million, to comply with a new required accounting interpretation announced November 20, 1997. The Emerging Issues Task Force (EITF), a subcommittee of the Financial Accounting Standards Board (FASB), requires that the cost of business process reengineering activities that are part of a systems development project be expensed as those costs are incurred. Any unamortized costs that were previously capitalized must be written off as a cumulative adjustment in the quarter containing November 20, 1997.

7. CONVERTIBLE MONTHLY INCOME PREFERRED SECURITIES (MIPS)

  In 1995, Owens-Corning Capital, L.L.C. ("OC Capital"), a Delaware limited liability company, all of the common limited liability company interests in which are owned indirectly by the Company, completed a private offering of 4 million shares of Convertible Monthly Income Preferred Securities ("Preferred Securities"). The aggregate purchase price for the offering was $200 million. In conjunction with the offering, the Company incurred $6 million in issuance costs.

  The Preferred Securities are guaranteed in certain respects by the Company and are convertible, at the option of the holders, into Company common stock at the rate of 1.1416 shares of Company common stock for each Preferred Security (equivalent to a conversion price of $43.80 per common share). OC Capital cannot initiate any action relating to conversion until after June 1, 1998. Distributions on the Preferred Securities are cumulative and are payable at the annual rate of 6 1/2% of the liquidation preference of $50 per Preferred Security. Distributions of $13 million, $13 million, and $8 million have been recorded net of tax as minority interest on the Company's consolidated statement of income for the years ended December 31, 1997, 1996 and 1995, respectively.

  The Company issued $200 million of 6 1/2% Convertible Subordinated Debentures due 2025 to OC Capital, which represents the sole asset of OC Capital, in exchange for the proceeds of the offering.

8. TRUST PREFERRED HYBRID SECURITIES

  In 1997, the Company delivered 6,180,000 7% Income PRIDES securities ("Hybrid Securities") in payment of $309 million of the purchase price for the Company's acquisition of the assets of AmeriMark Building Products, Inc. (Note
5). Each Hybrid Security represents (i) beneficial ownership by the holder of one 7% Trust Preferred Security ("Trust Preferred Security") of Owens Corning Capital III, a Delaware statutory business trust all of the common securities of which are owned by the Company (the "Trust"), having a liquidation amount of $50, providing for cumulative distributions at the rate of 7% per annum through November 15, 2000 and at a reset rate thereafter, and guaranteed in certain respects by the Company, and (ii) the obligation of the holder under a contract with the Company for the purchase on November 16, 2000, at a price of $50, of a number of shares of the Company's common stock as determined by a formula based on the market price of common stock. The aggregate number of shares issuable under such formula ranges from 6.2 million to 8.5 million.

  In connection with delivery of the Hybrid Securities, the Company entered into a Registration Rights Agreement providing for, among other things, (i) the Company to register the Hybrid Securities so as to permit them to be resold to the public, (ii) in the event that the Hybrid Securities are not registered and sold by October 1, 1999 (subject to acceleration in certain events), the Company either to arrange for the sale of such securities to a third party or to cause the Trust to redeem the Trust Preferred Securities,
(iii) in the event the Hybrid Securities are sold to a third party for a net amount less than $50 plus accrued and unpaid distributions, the Company's payment of a deficiency amount, and (iv) so long as the original holder holds the Hybrid Securities, the Company's payment of an additional amount, per security held, of up to 2% per annum.

                        OWENS CORNING AND SUBSIDIARIES

  Distributions of $5 million in the fourth quarter of 1997 pursuant to the Trust Preferred Securities have been recorded net of tax as minority interest.

  The Company issued $319 million of 7% Debentures due November 15, 2002 to the Trust, which represents the sole asset of the Trust, in exchange for the Trust Preferred Securities and the common securities of the Trust.

9. POSTEMPLOYMENT AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

  The Company and its subsidiaries maintain health care and life insurance benefit plans for certain retired employees and their dependents. The health care plans in the U.S. are unfunded and pay either 1) stated percentages of covered medically necessary expenses, after subtracting payments by Medicare or other providers and after stated deductibles have been met, or, 2) fixed amounts of medical expense reimbursement.

  Employees become eligible to participate in the health care plans upon retirement under the Company's pension plans if they have accumulated 10 years of service after age 45. Some of the plans are contributory, with some retiree contributions adjusted annually. The Company has reserved the right to change or eliminate these benefit plans subject to the terms of collective bargaining agreements.

  The following table reconciles the status of the accrued postretirement benefits cost liability at October 31, 1997 and 1996, as reflected on the balance sheet at December 31, 1997 and 1996:

                                                        1997          1996
                                                    ------------  ------------
                                                    (IN MILLIONS OF DOLLARS)
   Accumulated Postretirement Benefits Obligation:
     Retirees.....................................  $       (225) $       (191)
     Fully eligible active plan participants......           (44)          (28)
     Other active plan participants...............           (59)          (58)
                                                    ------------  ------------
   Funded status..................................          (328)         (277)
   Unrecognized net (gain) loss...................            30           (10)
     Unrecognized net reduction in prior service
      cost........................................           (32)          (52)
   Benefit payments subsequent to the valuation
    date..........................................             4             4
                                                    ------------  ------------
     Accrued postretirement benefits cost
      liability (includes current liabilities of
      $24 million and $22 million in 1997 and
      1996, respectively).........................  $       (326) $       (335)
                                                    ============  ============

  The net postretirement benefits cost for 1997, 1996 and 1995 included the following components:

                                                    1997      1996      1995
                                                  --------  --------  --------
                                                   (IN MILLIONS OF DOLLARS)
   Service cost.................................. $      7  $      8  $      7
   Interest cost on accumulated postretirement
    benefits obligation..........................       20        19        19
   Net amortization and deferral.................      (20)      (20)      (24)
                                                  --------  --------  --------
   Net postretirement benefits cost.............. $      7  $      7  $      2
                                                  ========  ========  ========

  For measurement purposes, an 8% annual rate of increase in the per capita cost of covered health care claims was assumed for 1998. The rate was assumed to decrease to 7% for 1999, then decrease to 6% by 2000. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefits obligation as of October 31, 1997, by $45 million and the aggregate of the service and interest cost components of net postretirement benefits cost for the year then ended by $5 million. The discount rate used in determining the accumulated postretirement benefits obligation was 7.25% in 1997, 7.75% in 1996 and 7.5% in 1995.

                        OWENS CORNING AND SUBSIDIARIES

  The Company also recognizes the obligation to provide benefits to former or inactive employees after employment but before retirement under certain conditions. These benefits include, but are not limited to, salary continuation, supplemental unemployment benefits, severance benefits, disability-related benefits (including workers' compensation), job training and counseling, and continuation of benefits such as health care and life insurance coverage. The accrued postemployment benefits cost liability at October 31, 1997 and 1996, as reflected on the balance sheet at December 31, 1997 and 1996 was $37 million and $40 million, respectively, including current liabilities of $4 million in each year. The net postemployment benefits expense was less than $1 million for 1997 and $2 million for 1996 and 1995.

10. PENSION PLANS

  The Company has several defined benefit pension plans covering most employees. Under the plans, pension benefits are generally based on an employee's pay and number of years of service. Company contributions to these pension plans are based on the calculations of independent actuaries using the projected unit credit method. Plan assets consist primarily of equity securities with the balance in fixed income investments. The unrecognized cost of retroactive amendments and actuarial gains and losses are amortized over the average future service period of plan participants expected to receive benefits.

  Pension expense for the Company's defined benefit pension plans includes the following:

                              1997      1996      1995
                            --------  --------  --------
                             (IN MILLIONS OF DOLLARS)
   Service cost............ $     23  $     14  $     20
   Interest cost on
    projected benefit
    obligation.............       64        62        64
   Actual return on plan
    assets.................     (160)     (106)     (114)
   Net amortization and
    deferral...............       75        25        30
   Curtailment gain........       (4)      --        --
                            --------  --------  --------
   Net pension expense..... $     (2) $     (5) $    --
                            ========  ========  ========

  The funded status at October 31, 1997 and 1996 is as follows:

                                                         1997          1996
                                                     ------------- -------------
                                                      OVER  UNDER   OVER  UNDER
                                                     FUNDED FUNDED FUNDED FUNDED
                                                     ------ ------ ------ ------
                                                      (IN MILLIONS OF DOLLARS)
   Vested benefit obligation.......................   $273   $649   $679   $ 19
                                                      ====   ====   ====   ====
   Accumulated benefit obligation..................   $275   $706   $757   $ 21
                                                      ====   ====   ====   ====
   Plan assets at fair value.......................   $378   $681   $839   $ 10
   Projected benefit obligation....................    286    711    805     29
                                                      ----   ----   ----   ----
   Plan assets in excess of (less than) projected
    benefit
    obligation.....................................     92    (30)    34    (19)
   Unrecognized (gain) loss........................    (21)    37     53      9
   Unrecognized prior service cost.................      1    (49)   (55)     1
   Unrecognized transition amount..................    (16)   (22)   (41)   --
   Adjustment to minimum liability.................    --      (4)   --      (5)
                                                      ----   ----   ----   ----
   Net pension liability (includes current
    liabilities of less than $1 million in 1997 and
    $3 million in 1996 and noncurrent assets of $53
    million in 1997 and $43 million in 1996).......   $ 56   $(68)  $ (9)  $(14)
                                                      ====   ====   ====   ====

                        OWENS CORNING AND SUBSIDIARIES

  The 1997, 1996 and 1995 primary actuarial assumptions used for pension plans were:

                                                               1997  1996  1995
                                                               ----  ----  ----
   Discount rate.............................................. 7.25% 7.75% 7.50%
   Expected long-term rate of return on plan assets........... 9.00% 9.00% 9.00%
   Rate of compensation increase.............................. 5.00% 5.10% 5.10%

  The Company also sponsors defined contribution plans available to substantially all U.S. employees. Company contributions for the plans are based on matching a percentage of employee savings up to a maximum savings level. The Company's contributions were $13 million in 1997, $10 million in 1996, and $12 million in 1995.


11. INCOME TAXES

                                                   1997      1996     1995
                                                 --------  --------  --------
                                                 (IN MILLIONS OF DOLLARS)
   Income (loss) before provision (credit) for
    income taxes:
     U.S........................................ $    151  $   (609) $   234
     Foreign....................................      (80)       41       99
                                                 --------  --------  -------
       Total.................................... $     71  $   (568) $   333
                                                 ========  ========  =======
   Provision (credit) for income taxes:
    Current
     U.S........................................ $   (123) $    (31) $   (42)
     State and local............................        1        (6)      (4)
     Foreign....................................       21        12       13
                                                 --------  --------  -------
       Total current............................     (101)      (25)     (33)
                                                 --------  --------  -------
    Deferred
     U.S........................................      151      (211)     113
     State and local............................       (3)      (48)      15
     Foreign....................................      (38)        1       14
                                                 --------  --------  -------
       Total deferred...........................      110      (258)     142
                                                 --------  --------  -------
       Total provision (credit) for income
        taxes:                                   $      9  $   (283) $   109
                                                 ========  ========  =======

  The reconciliation between the U.S. federal statutory rate and the Company's effective income tax rate is:

                                                                1997  1996   1995
                                                                ----  ----   ----
   U.S. federal statutory rate.................................  35%  (35)%   35%
   State and local income taxes................................   5    (6)     2
   Adjustment of tax reserves due to favorable legislation..... --     (5)   --
   Operating losses of foreign subsidiaries....................  24   --     --
   Foreign tax credits.........................................  (6)  --     --
   Change in effective state income tax rate...................  (9)  --     --
   Conclusion of prior year tax audits.........................  (4)  --     --
   Utilization of tax loss carrybacks.......................... (20)  --      (2)
   Adjustment of valuation allowances.......................... (10)   (1)   --
   Other.......................................................  (3)   (3)    (2)
                                                                ---   ---    ---
   Effective tax rate..........................................  12%  (50)%   33%
                                                                ===   ===    ===

                        OWENS CORNING AND SUBSIDIARIES

  As of December 31, 1997, the Company has not provided for withholding or U.S. federal income taxes on approximately $244 million of accumulated undistributed earnings of its foreign subsidiaries as they are considered by management to be permanently reinvested. If these undistributed earnings were not considered to be permanently reinvested, approximately $28 million of deferred income taxes would have been provided.

  At December 31, 1997, the Company had net operating loss carryforwards for certain of its foreign subsidiaries and certain of its state tax jurisdictions, the tax benefit of which is approximately $101 million. Tax benefits of $62 million expire over the period from 1998 through 2012, and the remaining $39 million have an indefinite carryforward.

  The cumulative temporary differences giving rise to the deferred tax assets and liabilities at December 31, 1997 and 1996 are as follows:

                                            1997                   1996
                                   ---------------------- ----------------------
                                               DEFERRED               DEFERRED
                                    DEFERRED      TAX      DEFERRED      TAX
                                   TAX ASSETS LIABILITIES TAX ASSETS LIABILITIES
                                   ---------- ----------- ---------- -----------
                                             (IN MILLIONS OF DOLLARS)
   Asbestos litigation claims.....    $455       $--         $525       $--
   Other employee benefits........     152        --          157        --
   Pension plans..................      24         14          22         11
   Depreciation...................     --         233         --         200
   Operating loss carryforwards...     101        --           63        --
   State and local taxes..........     --          43         --          38
   Other..........................     190        110         140         56
                                      ----       ----        ----       ----
     Subtotal.....................     922        400         907        305
   Valuation allowances...........     (34)       --          (22)       --
                                      ----       ----        ----       ----
   Total deferred taxes...........    $888       $400        $885       $305
                                      ====       ====        ====       ====

  Management fully expects to realize its net deferred tax assets through income from future operations.

12. SCIENCE AND TECHNOLOGY EXPENSES

  Science and technology expenses include research and development costs of $69 million in 1997, $78 million in 1996, and $69 million in 1995. In addition to research and development costs, science and technology expenses include continuing commercial activities such as engineering and product modifications for special applications and testing in 1996 and 1995.

13. ACCOUNTS RECEIVABLE SECURITIZATION

  In 1997, 1996 and 1995, the Company sold certain accounts receivable of its Building Materials operations to a 100% owned subsidiary, Owens-Corning Funding Corporation ("OC Funding"). In December 1994, OC Funding entered into a three-year agreement whereby it could sell, on a revolving basis, an undivided percentage ownership interest in a designated pool of accounts receivable up to a maximum of $100 million. In November 1997, the agreement was amended to extend its term by 2 years and to increase the maximum to $125 million. At December 31, 1997 and 1996, $100 million have been sold under this agreement and the sale has been reflected as a reduction of accounts receivable in the Company's consolidated balance sheet. The discount of $6 million on the receivables sold has been recorded as other expenses on the Company's consolidated statement of income for the years ended December 31, 1997, 1996, and 1995. The Company maintains an allowance for doubtful accounts based upon the expected collectibility of all consolidated trade accounts receivable, including receivables sold by OC Funding.

                        OWENS CORNING AND SUBSIDIARIES

14. INVENTORIES

  Inventories are summarized as follows:

                                                         1997          1996
                                                     ------------  ------------
                                                     (IN MILLIONS OF DOLLARS)
   Finished goods................................... $        363  $        273
   Materials and supplies...........................          214           149
                                                     ------------  ------------
   FIFO inventory...................................          577           422
   Less: Reduction to LIFO basis                              (74)          (82)
                                                     ------------  ------------
                                                     $        503  $        340
                                                     ============  ============

  Approximately $365 million and $216 million of FIFO inventories were valued using the LIFO method at December 31, 1997 and 1996, respectively.

  During 1995, certain inventories were reduced, resulting in the liquidation of LIFO inventory layers carried at lower costs in prior years as compared with the current cost of inventory. The effect of these inventory reductions was to reduce cost of sales by $7 million.

15. INVESTMENTS IN AFFILIATES

  At December 31, 1997 and 1996, the Company's affiliates, which generally are engaged in the manufacture of fibrous glass and related products for the insulation, construction, reinforcements, and textile markets, include:

                                                             PERCENT OWNERSHIP
                                                             ------------------
                                                               1997      1996
                                                             --------- --------
    Alpha/Owens-Corning, L.L.C. (USA).......................       50%      50%
    Amiantit Fiberglass Industries, Ltd. (Saudi Arabia).....       30%      30%
    Arabian Fiberglass Insulation Company, Ltd. (Saudi
    Arabia).................................................       49%      49%
   *Knytex Company, L.L.C. (USA)............................      100%      50%
    LG Owens-Corning Corporation (Korea)....................       30%      30%
    OC Andercol Tuberias S.A. (Colombia)....................       50%      50%
    Owens-Corning (India) Limited...........................       49%      49%
    Owens-Corning Yapi Merkezi Boru Sanayi VeTicaret A.S.
    (Turkey)................................................       50%      50%
   *Owens-Corning Canos, S.A. (Argentina)...................      100%      50%
    Owens-Corning Eternit Rohre GmbH (Germany)..............       50%      50%
    Owens-Corning Pipe Botswana (Proprietary) Limited
    (Botswana)..............................................       49%      49%
   *Owens-Corning Tubs S.A. (Spain).........................      100%      50%
    Siam Fiberglass Co., Ltd. (Thailand)....................       17%      17%
    Vitro-Fibras, S.A. (Mexico).............................       40%      40%

--------
   Early in 1996, the Company sold its ownership interest in its Japanese affiliate Asahi Fiber Glass Co. Ltd., and recorded a pretax gain of $37 million.

   *The Company's consolidated financial statements include the January 1997 acquisition of the remaining 50% interest in Knytex. The Company considers its 100% ownership of Owens-Corning Canos, S.A. and Owens-Corning Tubs S.A. to be temporary and therefore continues to account for them as unconsolidated affiliates under the equity method.

                        OWENS CORNING AND SUBSIDIARIES

  The following table provides summarized financial information on a combined 100% basis for the Company's affiliates accounted for under the equity method:

                                                        1997     1996     1995
                                                      -------- -------- --------
                                                       (IN MILLIONS OF DOLLARS)
   At December 31:
     Current assets.................................. $    227 $    200 $    338
     Noncurrent assets...............................      289      259      503
     Current liabilities.............................      145      149      340
     Noncurrent liabilities..........................      287      168      236
   For the year:
     Net sales.......................................      535      516      962
     Gross margin....................................      133      126      178
     Net income......................................       21       36       47

  The Company's equity in undistributed net income of affiliates was $3 million at December 31, 1997.

16. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                          1997         1996
                                                      ------------ ------------
                                                      (IN MILLIONS OF DOLLARS)
   Accounts payable.................................. $        436 $        379
   Payroll and vacation pay..........................           61           84
   Payroll, property, and miscellaneous taxes........           27           35
   Other employee benefits liability (Note 9)........           28           26
   Restructure costs (Note 4)........................           44           34
   Other.............................................          218          147
                                                      ------------ ------------
                                                      $        814 $        705
                                                      ============ ============

17. CONSOLIDATED STATEMENT OF CASH FLOWS

  Cash payments for income taxes, net of refunds, and cost of borrowed funds are summarized as follows:

                                                     1997      1996      1995
                                                   --------  --------  --------
                                                    (IN MILLIONS OF DOLLARS)
   Income taxes................................... $     (6) $    (25) $    (34)
   Cost of borrowed funds.........................      123        86        94

  The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

  During the six months ended December 31, 1997, gross payments for asbestos litigation claims filed against Fibreboard were approximately $126 million, all of which was paid directly by Fibreboard's insurers or from the escrow account to claimants on Fibreboard's behalf. During the six months ended December 31, 1997, Fibreboard also recorded settlements with plaintiffs for amounts totaling approximately $132 million. Fibreboard settlement agreements are reflected on the Company's consolidated balance sheet as an increase in both the Fibreboard asbestos costs to be reimbursed and Fibreboard asbestos-related liabilities when the agreements are reached.

  See Notes 5 and 8 for supplemental disclosure of non-cash investing and financing activities.

                        OWENS CORNING AND SUBSIDIARIES

18. LEASES

  The Company leases certain manufacturing equipment and office and warehouse facilities under operating leases, some of which include cost escalation clauses, expiring on various dates through 2015. Total rental expense charged to operations was $124 million in 1997, $87 million in 1996, and $63 million in 1995. At December 31, 1997, the minimum future rental commitments under noncancellable leases payable over the remaining lives of the leases are:

                                                             MINIMUM FUTURE
   PERIOD                                                  RENTAL COMMITMENTS
   ------                                               ------------------------
                                                        (IN MILLIONS OF DOLLARS)
   1998................................................           $ 90
   1999................................................             58
   2000................................................             31
   2001................................................             22
   2002................................................             16
   2003 through 2015...................................            113
                                                                  ----
                                                                  $330
                                                                  ====

19. STOCK COMPENSATION PLANS

  The Company has four stock-based compensation plans. The Company's Stock Performance Incentive Plan ("SPIP") grants stock options, restricted stock, performance restricted stock and phantom performance units. The Owens Corning 1995 Stock Plan ("95 Stock Plan") grants options, restricted stock and performance stock awards. The SPIP and the 95 Stock Plan (collectively, the "Plans"), permit up to two percent and one percent, respectively, of common shares outstanding at the beginning of each calendar year to be awarded as stock options and restricted stock (with 25% of this amount as the maximum permitted number of restricted stock awards). The Company may carry forward, independently for each plan, unused shares from prior years and may increase the shares available for awards in any calendar year through an advance of up to 25% of the subsequent year's allocation (determined by using 25% of the current year's allocation). These shares are also subject to the 25% limit for restricted stock awards. During 1997 the maximum number of shares available under the Plans for stock awards was 2,236,576 shares. The following are descriptions of the awards granted under the Plans:

 Stock Options

  Under the Plans, the exercise prices of each option equal the market price of the Company's common stock on the date of grant and an option's maximum term is 10 years. Shares issued from the exercise of options are recorded in the common stock accounts at the option price. The awards and vesting periods of such awards are determined at the discretion of the compensation committee of the board of directors. During 1997, 1996 and 1995, respectively, 1,103,027, 1,102,510 and 1,006,950 stock options were awarded under the Plans.

 Restricted Stock Awards

  Under the Plans, compensation expense is measured based on the market price of the stock at date of grant and is recognized on a straight-line basis over the vesting period. Stock restrictions lapse, subject to alternate vesting plans for death, disability, approved early retirement and involuntary termination, over various periods ending in 2005. At December 31, 1997, the Company had 302,182 shares of restricted stock outstanding. During 1997, 1996 and 1995, 77,250, 78,510 and 148,924 shares of restricted stock were granted, respectively. The weighted-average grant-date fair value for shares granted was $44.66, $42.67 and $40.78 for 1997, 1996 and 1995, respectively.

                        OWENS CORNING AND SUBSIDIARIES

 Performance Restricted Stock Awards

  Under the Plans, certain officers are awarded performance shares. Performance shares represent the opportunity to earn up to a specified number of shares of the Company's common stock, if the Company achieves specified performance goals during the designated performance period. Officers other than the Chief Executive Officer, earn any portion of their award not earned during the performance period seven years after the end of the performance period, if their employment continues until that time. Compensation expense is measured based on market price of the Company's common stock on the date of grant and is amortized over the performance period, approximately three years. At December 31, 1997, the Company had 96,400 units outstanding. During 1997, 1996 and 1995, respectively, 37,100, 38,200 and 27,300 performance shares were granted. The weighted-average grant-date fair value for shares granted was $44.61, $43.79 and $45.00 for 1997, 1996 and 1995, respectively.

 Phantom Performance Units

  Under the Plans, certain officers are awarded phantom performance units. Each unit provides the holder the opportunity to earn a cash award equal to the fair market value of the Company's common stock upon the attainment of certain performance goals. Officers, other than the Chief Executive Officer, earn any portion of their award not earned during the performance period seven years after the end of the performance period, if their employment continues until that time. Compensation expense is measured based on market price of the Company's common stock and is amortized over the performance period, approximately three years. At December 31, 1997, the Company had 184,250 phantom performance units outstanding. During 1997, 1996 and 1995, 77,850, 79,600 and 56,000 units, respectively, were awarded.

 Performance Stock Awards

  Under the Plans, certain employees are awarded unrestricted stock based upon achievement of certain goals within a designated performance period. Compensation cost for these awards is accrued over the performance period based upon a base compensation level and the performance level achieved. Stock awards are issued in the year subsequent to the performance period. The number of shares issued is based upon the market price of the stock on date of issuance and the level of compensation earned. In 1997, 122,362 shares were issued to employees.

  The Company also has a plan to award stock and stock options to nonemployee directors. The receipt of the stock awards may be deferred at the discretion of the directors. Approximately 351,000 shares were available under this plan at December 31, 1997. As of December 31, 1997, 15,500 deferred awards were outstanding. In 1997, 10,000 options and 5,500 stock awards were granted, 1,500 of which were issued. In 1996, 30,000 options and 4,000 stock awards were granted, of which 1,000 were issued. In 1995, 10,000 options and 4,000 stock awards were granted of which 2,000 were issued. The weighted-average grant-date fair value for shares granted was $39.13, $39.63 and $35.25 for 1997, 1996 and 1995, respectively.

  Under a prior plan, the Company had 5,417 deferred stock awards outstanding at December 31, 1996. No awards were outstanding under this plan at December 31, 1997. Under the terms of this plan, no further awards may be made.

  The Company applies Financial Accounting Standards Board Statement No. 123 (SFAS 123) in accounting for its stock based compensation plans. In accordance with SFAS 123 the Company applies Accounting Principles Board Opinion No. 25 and related Interpretations for expense recognition. All stock options issued by the Company are exercisable at a price equal to the market price at the date of grant. Accordingly, no compensation cost has been recognized for any of the

                        OWENS CORNING AND SUBSIDIARIES
options granted under the Plans. The compensation cost that has been recorded for awards other than options was $12 million, $17 million and $3 million in 1997, 1996 and 1995, respectively.

  A summary of the status of the Company's plans that issue options as of December 31, 1997, 1996, and 1995 and changes during the years ending on those dates is presented below:

                                1997                1996                1995
                         ------------------- ------------------- -------------------
                                    WEIGHTED            WEIGHTED            WEIGHTED
                          NUMBER    AVERAGE   NUMBER    AVERAGE   NUMBER    AVERAGE
                            OF      EXERCISE    OF      EXERCISE    OF      EXERCISE
                          SHARES     PRICE    SHARES     PRICE    SHARES     PRICE
                         ---------  -------- ---------  -------- ---------  --------
Beginning of year....... 4,894,439   $35.59  3,943,110   $33.34  3,290,454   $31.55
Options granted......... 1,113,027   $44.80  1,132,510   $42.92  1,016,950   $37.46
Options exercised.......  (724,661)  $30.29   (142,232)  $30.60   (300,663)  $27.18
Options canceled........  (156,647)  $41.63    (38,949)  $41.01    (63,631)  $35.67
                         ---------           ---------           ---------
End of year............. 5,126,158   $38.15  4,894,439   $35.59  3,943,110   $33.34
                         =========           =========           =========
Exercisable............. 3,047,126   $34.78  2,872,156   $32.66  2,107,427   $30.97
Weighted-average fair-
 value of options
 granted during the
 year...................             $14.29              $12.50              $11.24

  The following table summarizes information about options outstanding at December 31, 1997:

                         OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                  -------------------------------------  ------------------------
                                  WEIGHTED-AVERAGE
                                -----------------------
                                                                       WEIGHTED-
                    NUMBER       REMAINING                 NUMBER       AVERAGE
   RANGE OF       OUTSTANDING   CONTRACTUAL   EXERCISE   EXERCISABLE   EXERCISE
EXERCISE PRICES   AT 12/31/97      LIFE        PRICE     AT 12/31/97     PRICE
---------------   -----------   -----------   --------   -----------   ---------
$17.860-26.790       398,907        3.1        $23.30      398,907      $23.30
$28.500-30.625       399,115        4.2        $30.60      399,115      $30.60
$32.125-36.125       729,230        6.0        $32.31      717,730      $32.26
$36.875-39.125       868,674        7.2        $37.50      549,665      $37.50
$39.625-47.000     2,730,232        7.7        $43.19      981,709      $41.47

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions by year:

   ASSUMPTIONS                                              1997   1996   1995
   -----------                                              -----  -----  -----
   Risk-free interest rate.................................  6.31%  6.04%  5.96%
   Expected life (in years)................................     5      5      5
   Expected volatility..................................... 24.64% 24.39% 26.25%
   Expected dividends......................................   .82%  1.43%  1.43%

                        OWENS CORNING AND SUBSIDIARIES

  Had compensation cost for the Plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method described in SFAS 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                   1997      1996       1995
                                                 -------------------  ---------
                                                        (IN MILLIONS OF
                                                  DOLLARS, EXCEPT SHARE DATA)
   Net income
     As reported................................ $     47 $     (284) $     231
     Pro forma.................................. $     40 $     (288) $     230
   Basic earnings per share
     As reported................................ $    .89 $    (5.54) $    4.73
     Pro forma.................................. $    .76 $    (5.61) $    4.71
   Diluted earnings per share
     As reported................................ $    .88 $    (5.54) $    4.41
     Pro forma.................................. $    .75 $    (5.61) $    4.39

  The Company cautions that the pro forma impact in the initial years of adoption of this disclosure distorts what may be the pro forma impact on future years due to the recognition of pro forma compensation cost over the vesting period.

  The following table reconciles the net income (loss) and weighted average number of shares used in the basic earnings per share calculation to the net income (loss) and weighted average number of shares used to compute diluted earnings per share.

                                                   1997      1996       1995
                                                 --------- ---------  ---------
                                                        (IN MILLIONS OF
                                                  DOLLARS, EXCEPT SHARE DATA)
Net income (loss) used for basic earnings per
 share.......................................... $      47 $    (284) $     231
Net income (loss) effect of assumed conversion
 of debt and preferred securities...............       --        --           7
                                                 --------- ---------  ---------
Net income (loss) used for diluted earnings per
 share.......................................... $      47 $    (284) $     238
                                                 ========= =========  =========
Weighted average number of shares outstanding
 used for basic earnings per share (thousands)..    52,860    51,349     48,744
Deferred awards and stock options...............       686       --         802
Shares from assumed conversion of debt and
 preferred securities...........................       --        --       4,372
                                                 --------- ---------  ---------
Weighted average number of shares outstanding
 and common equivalent shares used for diluted
 earnings per share (thousands).................    53,546    51,349     53,918
                                                 ========= =========  =========

20. SHARE PURCHASE RIGHTS

  Each outstanding share of the Company's common stock includes a preferred share purchase right. Each right entitles the holder to buy from the Company one one-hundredth of a share of Series A Participating Preferred Stock of the Company at a price of $190. The Board of Directors has designated 750,000 shares of the Company's authorized preferred stock as Series A Participating Preferred Stock. There were no preferred shares outstanding at December 31, 1997.

  Rights become exercisable and detach from the common stock ten business days after a person or group acquires, or announces a tender offer for, 15% or more of the Company's outstanding shares of common stock. The rights expire on December 30, 2006, unless redeemed earlier by the Company.

                        OWENS CORNING AND SUBSIDIARIES

The rights are redeemable by the Company at one cent each at any time prior to public announcement or notice to the Company that an acquiring person or group has purchased 15% or more of the Company's outstanding common stock (an "Acquisition Event"). At any time after an Acquisition Event and prior to the acquisition by such person or group of 50% or more of the Company's outstanding common stock, the Board of Directors may exchange one share of common stock for each right outstanding, other than rights held by the acquiring person or group. At any time after an Acquisition Event and the rights become exercisable, each right, other than rights held by the acquiring person or group, would entitle its holder to buy common stock of the Company having a market value of twice the exercise price of the right (or, if the Company is subsequently acquired in a merger or other business combination, such shares of the acquiring or surviving company). Until the rights detach from the common stock (or the earlier termination or redemption of the rights), an additional right will be issued with every share of newly issued common stock.

21. DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

  The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to help meet financing needs and to reduce exposure to fluctuating foreign currency exchange rates and interest rates. The Company is exposed to credit loss in the event of nonperformance by the other parties to the financial instruments described below. However, the Company does not anticipate nonperformance by the other parties. The Company does not engage in trading activities with these financial instruments and does not generally require collateral or other security to support these financial instruments. The notional amounts of derivatives summarized in the foreign exchange risk and interest rate risk management section below do not generally represent the amounts exchanged by the parties and, thus, are not a measure of the exposure of the Company through its use of derivatives. The amounts exchanged were calculated on the basis of the notional amounts and the other terms of the derivatives, which relate to interest rates, exchange rates, securities prices, or financial or other indexes.

FOREIGN EXCHANGE RISK AND INTEREST RATE RISK MANAGEMENT

  The Company enters into various types of derivative financial instruments to manage its foreign exchange risk and interest rate risk, as indicated in the following table.

                                              NOTIONAL AMOUNT   NOTIONAL AMOUNT
                                             DECEMBER 31, 1997 DECEMBER 31, 1996
                                             ----------------- -----------------
                                                  (IN MILLIONS OF DOLLARS)
   Forward currency exchange contracts......       $154              $128
   Combined interest rate currency swaps....        120               120
   Options purchased........................         35                22
   Currency swaps...........................        145               120
   Interest rate swaps......................        550                50
   Treasury rate locks......................        --                 29

  The Company enters into forward currency exchange contracts to manage its exposure against foreign currency fluctuations on certain assets and liabilities denominated in foreign currencies. As of December 31, 1997, the Company has 32 forward currency exchange contracts maturing in 1998 which exchange 1.4 billion Belgian francs, 36 million U.S. dollars, 11 million British pounds, 105 million French francs, 198 million Norwegian krone, and various other currencies. As of December 31, 1996, the Company had 31 forward currency exchange contracts maturing in 1997 which exchanged 3.9 billion Belgian francs, 33 million U.S. dollars, 17 million British pounds, 89 million French francs, 12 billion Italian lira, and various other currencies. Gains and losses on these foreign currency hedges are

                        OWENS CORNING AND SUBSIDIARIES
included in the carrying amount of the related assets and liabilities. At December 31, 1997 and 1996, deferred gains and losses on these foreign currency hedges were not material to the consolidated financial statements.

  During 1997, the Company entered into forward currency exchange contracts to reduce its exposure to currency fluctuations on the anticipated 1998 net sales of certain Canadian subsidiaries. The seven forward currency exchange contracts which mature in 1998, exchange 10 million Canadian dollars against 7 million U.S. dollars. At December 31, 1997, the deferred losses on these forward currency exchange contracts were not material to the consolidated financial statements.

  During 1996, the Company entered into forward currency exchange contracts to reduce its exposure to currency fluctuations on the proceeds of the sale of its investment in Asahi Fiber Glass Company, Ltd. (Note 15). Gains of $4 million were included in other income in 1996 as part of the total gain on the sale.

  The Company enters into combined interest rate currency swaps to hedge its equity investments in certain foreign subsidiaries to manage its exposure against fluctuations in foreign currency rates. As of December 31, 1997 and 1996, the Company had three combined interest rate currency swaps maturing in 1999 to manage this exposure. These contracts exchange 921 million Belgian francs, 50 million French francs, 17 million Dutch guilders and 50 million U.S. dollars. Gains and losses on the currency swap portions of these contracts are included in stockholders' equity. The differential interest to be paid or received on the interest rate swap portion of these contracts is accrued as interest rates change and is recognized over the life of these agreements. At December 31, 1997, deferred gains of $10 million are included as a component of shareholders' equity. At December 31, 1996, deferred gains and losses on these foreign currency hedges were not material to the consolidated financial statements.

  During 1996, the Company entered into option contracts to hedge 1997 royalty payments of the Company's European subsidiaries. At December 31, 1996, the currency option contracts exchanged 446 million Belgian francs and 5 million British pounds against approximately 22 million U.S. dollars. At December 31, 1996, deferred gains on option contracts were not material to the consolidated financial statements.

  In 1994, the Company entered into two currency swap transactions to manage its exposure against foreign currency fluctuations on the principal amount of its guaranteed 9.814% Eurobonds (Note 2). During 1995, the Company terminated these swaps. The termination of these swaps exchanged 140 million U.S. dollars for approximately 89 million British pounds, resulting in a gain of approximately 10 million U.S. dollars. At that time, the Company entered into a combined interest rate currency swap and a currency swap exchanging U.S. dollars into British pounds to hedge the interest and principal payments of the Eurobonds. These agreements also convert part of the fixed rate interest into variable rate interest. The gain on the exercised swaps is being amortized over the life of the original hedge. At December 31, 1997 and 1996, $3 million and $5 million, respectively, of unamortized gain on the four cross-currency interest rate swaps is included in other liabilities.

  The Company has a cross-currency swap converting from Deutsche marks into U.S. dollars to hedge the interest and principal payments of its 7.25% Deutsche mark bonds, due in 2000. The agreement establishes a fixed interest rate of 11.1%.

  The Company enters into interest rate swaps to manage its interest rate risk. As of December 31, 1997, the Company has seven ordinary interest rate swaps that effectively convert an aggregate principal amount of $350 million of variable rate long-term debt into fixed rate borrowings. For the year ended December 31, 1997, losses of $8 million related to these swaps have been recorded as a component of interest expense.

                        OWENS CORNING AND SUBSIDIARIES

  During 1997, the Company entered into three interest rate swaps as a hedge against interest rate fluctuation on an anticipated refinancing of the Trust Preferred Hybrid Securities (See Note 8). These swaps effectively lock in an interest rate of 6.3% on a notional amount of $150 million. As of December 31, 1997, deferred losses on these contracts are not material to the consolidated financial statements.

  As of December 31, 1997, the Company has an interest rate swap to convert $50 million in equipment lease payments from a floating LIBOR to a fixed rate of 5.52%. The differential interest to be paid or received is accrued as interest rates change and is recognized over the life of the agreement. As of December 31, 1997 and 1996, this amount was not material to the consolidated financial statements.

  As of December 31, 1996, the Company had one cash-settled treasury rate lock as a hedge against interest rate fluctuations on a lease commitment. This contract effectively locked in an interest rate of 6.015% on a notional amount of $29 million. This contract was settled in 1997. The loss on the contract is being amortized over the life of the lease and is not material to the consolidated financial statements.

  At December 31, 1995, the Company had four interest rate swaps to reduce the interest rates on its fixed rate borrowings. These agreements, which were terminated in 1996, effectively converted an aggregate principal amount of $150 million of fixed rate long-term debt into variable rate borrowings. The $8 million gain recognized from the termination of these swaps is being amortized over the remaining life of the debt.

OTHER FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

  As of December 31, 1997 and 1996, the Company is contingently liable for guarantees of indebtedness owed by certain unconsolidated affiliates of $84 million and $57 million, respectively. The Company is of the opinion that its unconsolidated affiliates will be able to perform under their respective payment obligations in connection with such guaranteed indebtedness and that no payments will be required and no losses will be incurred by the Company under such guarantees.

CONCENTRATIONS OF CREDIT RISK

  As of December 31, 1997 and 1996, the Company has no significant group concentrations of credit risk.

FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used to estimate the fair value of each category of financial instruments.

  Cash and short-term financial instruments

    The carrying amount approximates fair value due to the short maturity of these instruments.

  Long-term notes receivable

    The fair value has been estimated using the expected future cash flows discounted at market interest rates.

  Long-term debt

    The fair value of the Company's long-term debt has been estimated based on quoted market prices for the same or similar issues, or on the current rates offered to the Company for debt of the same remaining maturities.

  Foreign currency swaps and interest rate swaps

    The fair values of foreign currency swaps and interest rate swaps have been estimated by traded market values or by obtaining quotes from brokers.

                        OWENS CORNING AND SUBSIDIARIES

  Forward currency exchange contracts, option contracts, and financial guarantees

    The fair values of forward currency exchange contracts, option contracts, and financial guarantees are based on fees currently charged for similar agreements or on the estimated cost to terminate these agreements or otherwise settle the obligations with the counter parties at the reporting date.

  The estimated fair values of the Company's financial instruments as of December 31, 1997 and 1996, which have fair values different than their carrying amounts, are as follows:

                                                      1997             1996
                                                 ---------------  --------------
                                                 CARRYING  FAIR   CARRYING FAIR
                                                  AMOUNT  VALUE    AMOUNT  VALUE
                                                 -------- ------  -------- -----
                                                    (IN MILLIONS OF DOLLARS)
ASSETS:
  Long-term notes receivable....................  $   18  $   17    $ 23   $ 21
LIABILITIES:
  Long-term debt................................   1,595   1,659     818    881
OFF-BALANCE-SHEET FINANCIAL
INSTRUMENTS--UNREALIZED GAINS:
  Foreign currency swaps........................     --       21     --      32
  Interest rate swaps...........................     --       (9)    --       1
  Combined interest rate currency swaps.........     --       13     --       1
  Options.......................................     --        2     --     --

  As of December 31, 1997 and 1996, the Company is contingently liable for guarantees of indebtedness owed by certain unconsolidated affiliates. There is no market for these guarantees and they were issued without explicit cost. Therefore, it is not practicable to establish their fair value.

  As of December 31, 1997 and 1996, the Company has also entered into certain treasury rate locks, the fair values of which are not material to the consolidated financial statements.

22. CONTINGENT LIABILITIES

 ASBESTOS LIABILITIES

ITEM A. OWENS CORNING (EXCLUDING FIBREBOARD)

  Owens Corning is a co-defendant with other former manufacturers, distributors and installers of products containing asbestos and with miners and suppliers of asbestos fibers (collectively, the "Producers") in personal injury litigation. The personal injury claimants generally allege injuries to their health caused by inhalation of asbestos fibers from Owens Corning's products. Most of the claimants seek punitive damages as well as compensatory damages. Virtually all of the asbestos-related lawsuits against Owens Corning arise out of its manufacture, distribution, sale or installation of an asbestos-containing calcium silicate, high temperature insulation product, the manufacture of which was discontinued in 1972.

 Status

  As of December 31, 1997, approximately 173,800 asbestos personal injury claims were pending against Owens Corning, of which 35,300 were received in 1997, 36,300 were received in 1996 and 55,800 in 1995.

  Many of the recent claims appear to be the product of mass screening programs and not to involve malignancies or other significant asbestos related impairment. Owens Corning believes that at least 40,000 of the recent claims involve plaintiffs whose pulmonary function tests ("PFTs") were improperly administered or manipulated by the testing laboratory or otherwise inconsistent with proper medical

                        OWENS CORNING AND SUBSIDIARIES
practice. In 1996 Owens Corning filed suit in federal court in New Orleans, Louisiana against the owners and operators of certain pulmonary function testing laboratories in the southeastern U.S. challenging such improper testing practices. This matter is now in active pre-trial discovery. In January 1997, Owens Corning filed a similar suit in federal court in Jackson, Mississippi against the owner of an additional testing laboratory.

  Through December 31, 1997, Owens Corning had resolved (by settlement or otherwise) approximately 202,500 asbestos personal injury claims. During 1995, 1996 and 1997, Owens Corning resolved approximately 63,700 asbestos personal injury claims, over 99% without trial. Total indemnity payments for these 63,700 claims, including future installment payments, are expected to be $858 million (an average of $13,500 per claim).

  Owens Corning's indemnity payments have varied considerably over time and from case to case, and are affected by a multitude of factors. These include the type and severity of the disease sustained by the claimant (i.e., mesothelioma, lung cancer, other types of cancer, asbestosis or pleural changes); the occupation of the claimant; the extent of the claimant's exposure to asbestos-containing products manufactured, sold or installed by Owens Corning; the extent of the claimant's exposure to asbestos-containing products manufactured, sold or installed by other Producers; the number and financial resources of other Producer defendants; the jurisdiction of suit; the presence or absence of other possible causes of the claimant's illness; the availability or not of legal defenses such as the statute of limitations or state of the art; whether the claim was resolved on an individual basis or as part of a group settlement; and whether the claim proceeded to an adverse verdict or judgment.

  Owens Corning's total indemnity and defense payments (before application of insurance recoveries) for asbestos personal injury claims were $300 million in 1997 and are expected to be approximately $350 million in 1998. This high level of expenditures, and the anticipated increase in 1998, are attributable in large measure to two factors: payments associated with adverse judgments (particularly in mesothelioma cases), and significant recent increases in the cost of settlement of mesothelioma claims. The Company is addressing these developments by refocusing its defense resources upon the early identification and evaluation of mesothelioma claims and, where such claims cannot be resolved by settlement, upon more thorough preparation and work-up of such claims for trial. The Company believes that these measures should prove effective in controlling the costs of resolving such claims. However, the increased cost of resolution of mesothelioma claims has added to the difficulty of estimating the Company's future asbestos liabilities. The Company cautions that if the cost of mesothelioma settlements and judgments is not controlled and if future annual expenditures for asbestos personal injury claims are not reduced, the Company may be required to make additional provision for the anticipated costs of asbestos personal injury claims.

 Tobacco

  The Company is closely monitoring the proposed federal legislation to implement a nationwide tobacco settlement. Several bills have been introduced in Congress. One, introduced by Senator Hatch, makes provision for payment of $4.8 billion over 25 years for programs and activities to be conducted by the Secretary of Labor relating to asbestos-related injuries for which use of tobacco is determined to be a significant contributing factor. Owens Corning, Fibreboard and other asbestos defendants have collectively spent billions of dollars to resolve asbestos personal injury claims to which smoking was a substantial causal or contributing factor. The Company believes that any federal legislation implementing the proposed tobacco settlement must make adequate financial provision for compensating asbestos personal injury claimants for the role tobacco use played in their injuries and for reimbursing asbestos defendants, in whole or in part, for past payments that have been made to asbestos personal injury claimants who were also smokers. The Company is directing its legislative lobbying efforts toward achievement of this objective.

                        OWENS CORNING AND SUBSIDIARIES

  Owens Corning and Fibreboard have filed suit in the Superior Court for Alameda County, California against seven leading manufacturers of tobacco products. The complaint alleges that cigarette smoking causes or contributes to lung cancer, a variety of other cancers and chronic obstructive pulmonary disease. The complaint seeks to require the defendants to reimburse Owens Corning and Fibreboard for all or part of the amounts which they have spent in resolving the personal injury claims of asbestos plaintiffs whose injuries were caused or contributed to by cigarette smoking.

 Fibreboard

  As described in greater detail below, Fibreboard is a party to two class action settlements relating to asbestos personal injury claims--the Global Settlement and the Insurance Settlement. If the Global Settlement is approved, Fibreboard will be protected by an injunction from asbestos personal injury claims and should have no further asbestos personal injury liabilities.

  If the Global Settlement is not approved, the Insurance Settlement will become effective. In such event, Fibreboard will receive the payments from its insurance carriers due under the Insurance Settlement, the injunction protecting Fibreboard from asbestos personal injury claims will be dissolved, and Fibreboard will return to the tort system as a defendant. Should the Insurance Settlement come into effect, Owens Corning and Fibreboard anticipate establishing a joint facility that would provide, consistent with Fibreboard's contractual obligations under the Insurance Settlement, for the joint defense and settlement of asbestos personal injury claims against the two defendants. Such a joint facility would have the potential for achieving synergistic savings in defense and settlement costs compared to the costs either Company would otherwise likely incur.

 Insurance

  As of December 31, 1997, Owens Corning had approximately $232 million in unexhausted insurance coverage (net of deductibles and self-insured retentions and excluding coverage issued by insolvent carriers) under its liability insurance policies applicable to asbestos personal injury claims. This insurance, which is substantially confirmed, includes both products hazard coverage and primary level non-products coverage. Portions of this coverage are not available until 1998 and beyond under agreements with the carriers confirming such coverage. All of Owens Corning's liability insurance policies cover indemnity payments and defense fees and expenses subject to applicable policy limits.

  In addition to its confirmed primary level non-products insurance, Owens Corning has a significant amount of unconfirmed potential non-products coverage with excess level carriers. For purposes of calculating the amount of insurance applicable to asbestos liabilities, Owens Corning has estimated its probable recoveries in respect of this additional non-products coverage at $225 million, which amount was recorded in 1996. This coverage is unconfirmed and the amount and timing of recoveries from these excess level policies will depend on subsequent negotiations or proceedings.

 Reserve

  The Company's financial statements include a reserve for the estimated cost associated with Owens Corning's asbestos personal injury claims. This reserve was established principally through a charge to income in 1991 for the costs of asbestos claims expected to be received through 1999 and an additional $1.1 billion charge to income (before taking into account the probable non-products insurance recoveries) during 1996 for cases that may be received subsequent to 1999. In establishing the reserve, Owens Corning took into account, among other things, the effect of federal court decisions relating to punitive damages and the certification of class actions in asbestos cases, the discussions with a substantial group of plaintiffs' law firms in connection with global settlement negotiations, the results of its continuing investigations of medical screening practices of the kind at issue in the federal PFT lawsuits, recent developments as to the prospects for federal and state tort reform, the continued

                        OWENS CORNING AND SUBSIDIARIES
rate of case filings at historically high levels, additional information on filings received during the 1993-1995 period and other factors. The combined effect of the $1.1 billion charge and the $225 million probable additional non-products insurance recovery was an $875 million charge in the second quarter of 1996.

  Owens Corning's estimated total liabilities in respect of indemnity and defense costs associated with pending and unasserted asbestos personal injury claims that may be received in the future, and its estimated insurance recoveries in respect of such claims, are reported separately as follows:

                                                       DECEMBER 31, DECEMBER 31,
                                                           1997         1996
                                                       ------------ ------------
                                                       (IN MILLIONS OF DOLLARS)
   Reserve for asbestos litigation claims
     Current..........................................    $  350       $  300
     Other............................................     1,320        1,670
                                                          ------       ------
       Total Reserve..................................     1,670        1,970
                                                          ------       ------
   Insurance for asbestos litigation claims
     Current..........................................       100          100
     Other............................................       357          454
                                                          ------       ------
       Total Insurance................................       457          554
                                                          ------       ------
   Net Owens Corning Asbestos Liability...............    $1,213       $1,416
                                                          ======       ======

  Owens Corning cautions that such factors as the number of future asbestos personal injury claims received by it, the rate of receipt of such claims, and the indemnity and defense costs associated with asbestos personal injury claims, are influenced by numerous variables that are difficult to predict, and that estimates, such as Owens Corning's, which attempt to take account of such variables, are subject to considerable uncertainty. Included among these variables are Owens Corning's future success in controlling the costs of resolving mesothelioma claims, the outcome of the Company's litigation against the tobacco companies and of the appellate proceedings related to the Fibreboard Global Settlement and Insurance Settlement, and federal legislative developments concerning asbestos and/or tobacco. Owens Corning believes that its estimate of liabilities and insurance will be sufficient to provide for the costs of all pending and future asbestos personal injury claims that involve malignancies or significant asbestos-related functional impairment. While such estimates cover unimpaired claims, the number and cost of unimpaired claims are much harder to predict and such estimates reflect Owens Corning's belief that such claims have little or no value. Owens Corning will continue to review the adequacy of its estimate of liabilities and insurance on a periodic basis and make such adjustments as may be appropriate.

 Management Opinion

  Although any opinion is necessarily judgmental and must be based on information now known to Owens Corning, in the opinion of management, while any additional uninsured and unreserved costs which may arise out of pending personal injury asbestos claims and additional similar asbestos claims filed in the future may be substantial over time, management believes that any such additional costs will not impair the ability of the Company to meet its obligations, to reinvest in its businesses or to take advantage of attractive opportunities for growth.

ITEM B. FIBREBOARD (EXCLUDING OWENS CORNING)

  Prior to 1972, Fibreboard manufactured insulation products containing asbestos. Fibreboard has since been named as a defendant in many thousands of personal injury claims for injuries allegedly caused by asbestos exposure.

                        OWENS CORNING AND SUBSIDIARIES

 Status

  As of December 31, 1997, approximately 108,400 asbestos personal injury claims were pending against Fibreboard. Fibreboard received approximately 33,000 such claims in 1997, 32,900 in 1996 and 20,700 in 1995. These claims and most of the pending claims are made against the Fibreboard Global Settlement Trust and are subject to the Global Settlement injunction discussed below. During 1995, 1996 and 1997, Fibreboard resolved (by settlement or otherwise) approximately 20,100 asbestos personal injury claims and incurred indemnity payments of $257 million (an average of about $12,800 per case).

  The average cost per claim has increased recently from the historical average cost of $11,000 per claim. This is due to the absence of group settlements, where large numbers of low value cases are traditionally settled along with higher value cases, and due to the fact that in 1996 and 1997 a relatively small number of individual cases involving more seriously injured plaintiffs were settled as exigent claims (all of which are malignancy claims) during the pendency of the Global Settlement injunction discussed below.

  As of December 31, 1997, amounts payable under various asbestos claim settlement agreements were $123 million. These amounts are payable either from the Settlement Trust discussed below or directly by the insurers. Amounts due from insurers in payment of these or past claims paid directly by Fibreboard, as of December 31, 1997 are $116 million.

 Insurance Arrangements

  Fibreboard has unique insurance arrangements for personal injury claims. During 1993, Fibreboard and its insurers, Continental Casualty Company (Continental) and Pacific Indemnity Company (Pacific), entered into the Insurance Settlement, and Fibreboard, its insurers and representatives of a class of future asbestos plaintiffs who have claims arising from exposure to asbestos prior to August 27, 1993, entered into the Global Settlement. These agreements are interrelated and require final court approval. On July 26, 1996, the U.S. Fifth Circuit Court of Appeals affirmed the Global Settlement by a majority decision and the Insurance Settlement by a unanimous decision.

  The parties opposing the Global Settlement filed petitions seeking review with the U.S. Supreme Court. On June 27, 1997, the Supreme Court granted the petition, vacated the judgment and remanded the case to the Fifth Circuit for further consideration in light of the Supreme Court's decision in the Amchem Products, Inc. V. Windsor case. Amchem involved a proposed nationwide class action settlement of future asbestos personal injury claims against the members of the Center for Claims Resolution. The Supreme Court, affirming the intermediate appellate court, disapproved and vacated the Amchem class action settlement, determining that the Amchem class action failed to meet the requirements of Federal Rule of Civil Procedure 23. On January 27, 1998, a panel of the Fifth Circuit reaffirmed by majority vote, its prior decision, and again approved the Global Settlement. It is anticipated that the parties opposing the Global Settlement will seek further review of this decision--by a petition for rehearing en banc by the Fifth Circuit, and/or a petition for certiorari to the U. S. Supreme Court. In light of this decision by the Fifth Circuit, final resolution of the Global Settlement may not be known until the second half of 1998 or later.

  On October 24, 1996, the statutory time period for objectors to seek further judicial review of the Insurance Settlement lapsed with no petition for review having been filed with the U.S. Supreme Court. Therefore, the Insurance Settlement is now final and not subject to further appeal.

  The parties will continue to seek approval of the Global Settlement. If the Global Settlement becomes effective, all asbestos-related personal injury liabilities of Fibreboard will be resolved through insurance funds and existing corporate reserves. A permanent injunction barring the filing of any

                        OWENS CORNING AND SUBSIDIARIES
further claims against Fibreboard or its insurers is included as part of the Global Settlement. Upon final approval, Fibreboard's insurers are required to pay existing settlements and assume full responsibility for any claims filed before August 27, 1993, the date the settling parties reached agreement on the terms of the Global Settlement. A court-supervised claims processing trust ("Settlement Trust") will be responsible for resolving claims which were not filed against Fibreboard before August 27, 1993, and any further claims that might otherwise be asserted against Fibreboard in the future by members of the class.

  The Settlement Trust will be funded principally by Continental and Pacific. These insurers have placed $1,525 million in an interest-bearing escrow account pending court approval of the settlements. Fibreboard is responsible for contributing $10 million plus accrued interest toward the Settlement Trust, which it will obtain from other remaining insurance sources and existing reserves. The Home Insurance Company has already paid $9.9 million into the escrow account on behalf of Fibreboard, in satisfaction of an earlier settlement agreement. The balance of the escrow account was $1,689 million at December 31, 1997, after payment of interim expenses and exigent claims associated with the Global Settlement.

  If the Global Settlement becomes effective, Fibreboard would have no on-going or future liabilities for asbestos personal injury claims in excess of the $10 million currently reserved in accrued liabilities.

  The Insurance Settlement is structured as an alternative solution in the event the Global Settlement fails to receive final approval. Under the Insurance Settlement, Continental and Pacific will pay in full settlements reached as of August 27, 1993 and provide Fibreboard with the remaining balance of the Global Settlement escrow account for claims filed after August 27, 1993, plus an additional $475 million, less amounts paid since August 27, 1993 for claims which were pending but not settled at that date. Upon fulfillment of their obligations under the Insurance Settlement, Continental and Pacific will be discharged from any further obligations to Fibreboard under their insurance policies and will be protected by an injunction against any claims of asbestos personal injury claimants based upon those insurance policies. Under the Insurance Settlement, Fibreboard will manage the defense and resolution of asbestos-related personal injury claims and will remain subject to suit by asbestos personal injury claimants.

  The Insurance Settlement will not be fully funded until such time as the Global Settlement has been finally resolved. In the event the Global Settlement is finally approved, the Insurance Settlement will not be funded.

 Management Opinion

  While there are various uncertainties regarding whether the Global Settlement or the Insurance Settlement will be in effect, and these may ultimately impact Fibreboard's liability for asbestos personal injury claims, the Company believes the amounts available under the Insurance Settlement will be adequate to fund the ongoing defense and indemnity costs associated with asbestos-related personal injury claims for the foreseeable future.

OTHER LIABILITIES

  Various other lawsuits and claims arising in the normal course of business are pending against the Company, some of which allege substantial damages. Management believes that the outcome of these lawsuits and claims will not have a materially adverse effect on the Company's financial position or results of operations.

                        OWENS CORNING AND SUBSIDIARIES

23. SUBSEQUENT EVENT (UNAUDITED)

  Subsequent to December 31, 1997, the Company announced a strategic restructuring program to reduce overhead, enhance manufacturing productivity and close manufacturing facilities. The Company estimates that the cost of this program and other costs will approximate $250 million. Certain of these actions were initiated in December 1997 and are reflected in the results of operations for the year ended December 31, 1997 (Note 4). The remainder of the actions will be taken in the first quarter of 1998.

24. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                    QUARTER
                                 ----------------------------------------------
                                   FIRST     SECOND        THIRD      FOURTH
                                 ---------------------  ----------- -----------
                                  (IN MILLIONS OF DOLLARS, EXCEPT SHARE DATA)
1997
Net sales......................  $     875 $     1,017  $     1,238 $     1,243
Cost of sales..................        652         778          953       1,063
                                 --------- -----------  ----------- -----------
Gross margin...................  $     223 $       239  $       285 $       180
                                 ========= ===========  =========== ===========
Income (loss) before cumulative
 effect of accounting change...         42          63           59        (102)
Cumulative effect of accounting
 change (Note 6)...............        --          --           --          (15)
                                 --------- -----------  ----------- -----------
Net income (loss)..............  $      42 $        63  $        59 $      (117)
                                 ========= ===========  =========== ===========
Net income (loss) per share:
  Basic net income (loss) per
   share
    Income (loss) before cumu-
     lative effect of account-
     ing change................  $     .80 $      1.19  $      1.11 $     (1.91)
    Cumulative effect of ac-
     counting change...........        --          --           --         (.29)
                                 --------- -----------  ----------- -----------
    Net income (loss) per
     share.....................  $     .80 $      1.19  $      1.11 $     (2.20)
                                 ========= ===========  =========== ===========
  Diluted net income (loss) per
   share
    Income (loss) before cumu-
     lative effect of account-
     ing change................  $     .76 $      1.11  $      1.05 $     (1.91)
    Cumulative effect of ac-
     counting change (Note 6)..        --          --           --         (.29)
                                 --------- -----------  ----------- -----------
  Net income (loss) per share..  $     .76 $      1.11  $      1.05 $     (2.20)
                                 ========= ===========  =========== ===========
1996
Net sales......................  $     849 $       956  $     1,025 $     1,002
Cost of sales..................        632         702          754         752
                                 --------- -----------  ----------- -----------
Gross margin...................  $     217 $       254  $       271 $       250
                                 ========= ===========  =========== ===========
Net income (loss)..............  $      39 $      (473) $        80 $        70
                                 ========= ===========  =========== ===========
Net income (loss) per share:
  Basic net income (loss) per
   share.......................  $     .77 $     (9.25) $      1.56 $      1.35
                                 ========= ===========  =========== ===========
  Diluted net income (loss) per
   share.......................  $     .73 $     (9.25) $      1.45 $      1.26
                                 ========= ===========  =========== ===========

  Net income per share and basic and diluted weighted average shares are computed independently for each of the quarters presented. Therefore, the sum of the quarterly net income per share may not equal the per share total for the year.

                              U.S. $1,000,000,000

                                 OWENS CORNING

                                DEBT SECURITIES

                               ----------------

  Owens Corning (the "Company") may from time to time offer its unsecured debt securities consisting of notes, debentures or other evidences of indebtedness (the "Debt Securities") which may be issued in one or more series or issuances and will be limited to U.S. $1,000,000,000 aggregate public offering price (or such greater amount if issued at an original issue discount, as shall result in aggregate proceeds of U.S. $1,000,000,000). Certain specific terms of the particular series of Debt Securities in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement"), including the specific designation, the aggregate principal amount, the denomination, the maturity, the premium, if any, the interest rate (which may be fixed, floating or adjustable rate), if any, the method of calculating payment of interest, if any, the place or places where principal of, and premium, if any, and interest, if any, on, such Debt Securities will be payable, any terms of redemption at the option of the Company or of the holder, any sinking fund provisions, the initial public offering price and other specific terms. Unless otherwise specified in a Prospectus Supplement, the Debt Securities, when issued, will be unsecured and will rank equally with all other unsecured and unsubordinated indebtedness of the Company.

                               ----------------

 THESE  SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE  SECURITIES
   AND EXCHANGE  COMMISSION OR ANY STATE SECURITIES COMMISSION NOR  HAS THE
     SECURITIES   AND  EXCHANGE  COMMISSION   OR  ANY  STATE   SECURITIES
       COMMISSION  PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF  THIS
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
           OFFENSE.

                               ----------------

  The Company may sell the Debt Securities to or through underwriters, through dealers or agents, directly to purchasers or through a combination of such methods. See "Plan of Distribution". The accompanying Prospectus Supplement sets forth the names of any underwriters, dealers or agents, if any, involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered and any applicable fee, commission or discount arrangements with them.

 THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF DEBT SECURITIES UNLESS
                    ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

                               ----------------

                The date of this Prospectus is April 16, 1998.

  No dealer, salesperson or other person has been authorized to give any information or make any representations, other than those contained or incorporated by reference in this Prospectus and the applicable Prospectus Supplement, and if given or made such information or representations must not be relied upon as having been authorized by the Company or any agent, underwriter or dealer. This Prospectus and the applicable Prospectus Supplement do not constitute an offer of any securities other than those to which they relate, or an offer to sell or a solicitation of an offer to buy those to which they relate in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this Prospectus and/or the applicable Prospectus Supplement at any time does not imply that the information herein or therein is correct as of any time subsequent to its date.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a site on the world wide web at http://www.sec.gov that contains reports, proxy and information statements and other information filed electronically by the Company. In addition, such reports, proxy statements and other information may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, upon which the common stock of the Company is traded.

  This Prospectus constitutes a part of a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus and any accompanying Prospectus Supplement do not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Debt Securities offered hereby, reference is made to the Registration Statement and the exhibits and the financial statements, notes and schedules filed as a part thereof or incorporated by reference therein, which may be inspected at the public reference facilities of the Commission, at the addresses set forth above. Statements made in this Prospectus and any Prospectus Supplement concerning the contents of any documents referred to herein are not necessarily complete, and in each instance are qualified in all respects by reference to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following document filed by the Company with the Commission pursuant to the Exchange Act is incorporated herein by reference:

  (1) the Company's Annual Report on Form 10-K (File No. 1-3660) for the fiscal year ended December 31, 1997, filed on March 13, 1998 (the "1997 Form 10-K").

  (2) the Company's Current Reports on Form 8-K, filed on January 9, 1998 and on April 16, 1998.

  All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Debt Securities shall hereby be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing of such documents. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that any statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any accompanying Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

  The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents described above and incorporated by reference herein (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Written or telephone requests should be directed to: Owens Corning, One Owens Corning Parkway, Toledo, Ohio 43659, Attention: Secretary's Office (telephone: (419) 248-8000).

                                  THE COMPANY

  Owens Corning, a global company incorporated in Delaware in 1938, serves consumers and industrial customers with high-performance glass composites and building materials systems. These products are used in industries such as home improvement, new construction, transportation, marine, aerospace, energy, appliance, packaging and electronics. Many of these products are marketed under the trademark FIBERGLAS(R) and/or the color PINK trademark. The Company operates in two industry segments--Building Materials and Composite Materials. Owens Corning acquired Fibreboard Corporation and AmeriMark Building Products, Inc. in 1997, making Owens Corning the leader in the U.S. vinyl siding, siding accessories and cast stone markets, as well as providing the Company with a large network of company-owned specialty distribution centers. These operations are included in the Building Materials segment. The Company also has affiliate companies in a number of countries.

  The Company's principal executive offices are located at Owens Corning World Headquarters, Toledo, Ohio 43659, and its telephone number is (419) 248-8000. Unless the context indicates otherwise, references in this Prospectus to the "Company" include Owens Corning and its consolidated subsidiaries.

                                USE OF PROCEEDS

  Except as set forth in a Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Debt Securities for general corporate purposes, including, without limitation, working capital, capital expenditures, investments in or loans to subsidiaries, repurchases or redemptions of the Company's outstanding debt securities or other reductions of the Company's outstanding borrowings, possible future business acquisitions, the satisfaction of other obligations or for such other purposes as may be specified in the applicable Prospectus Supplement.

                        DESCRIPTION OF DEBT SECURITIES

  The Debt Securities are to be issued under an Indenture (as amended or supplemented from time to time, the "Indenture") between the Company and The Bank of New York, as Trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement. The statements herein relating to the Debt Securities and the following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms, and the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Wherever particular sections or defined terms of the Indenture are referred to in this section or in a Prospectus Supplement, such sections or defined terms are incorporated herein or therein by reference.

  The following sets forth certain general terms and provisions of the Debt Securities offered hereby. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities") will be described in the Prospectus Supplement relating to such Offered Debt Securities (the "Applicable Prospectus Supplement").

CERTAIN DEFINITIONS

  "Attributable Debt" will be defined to mean the total net amount of rent (discounted at the rate of 12% per annum compounded semiannually) required to be paid under a lease during the remaining term of such lease.

  "Consolidated Net Tangible Assets" will be defined as the aggregate amount of assets after deducting therefrom (a) all current liabilities (excluding any thereof constituting Funded Debt by reason of being renewable or extendable) and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent balance sheet of the Company and its consolidated subsidiaries and computed in accordance with generally accepted accounting principles.

  "Debt" will be defined as notes, bonds, debentures or other similar evidences of indebtedness for money borrowed.

  "Funded Debt" will be defined as all indebtedness for money borrowed, or evidenced by a bond, debenture, note or similar instrument or agreement whether or not for money borrowed, having a maturity of more than 12 months from the date as of which the amount thereof is to be determined or having a maturity of less than 12 months but by its terms being renewable or extendable beyond 12 months from such date at the option of the borrower.

  "Mortgage" will be defined as any pledge, mortgage or other lien.

  "Principal Property" will be defined as any facility (together with the land upon which it is erected and fixtures comprising a part thereof) used primarily for manufacturing, processing or warehousing, located in the United States, and having a gross book value as of the date of determination thereof in excess of 1% of Consolidated Net Tangible Assets, other than any such facility or portion thereof (i) which is financed by means of industrial revenue bonds or (ii) which, in the opinion of the Board of Directors of the Company, is not of material importance to the total business conducted by the Company and its Subsidiaries as an entirety.

  "Restricted Subsidiary" will be defined as a Subsidiary of the Company which owns any Principal Property.

  "Subsidiary" will be defined as a corporation at least a majority of the outstanding voting stock of which is owned, directly or indirectly, by the Company and/or one or more Subsidiaries of the Company.

GENERAL

  The Indenture does not limit the amount of Debt Securities that may be issued thereunder and Debt Securities may be issued thereunder from time to time in one or more series. The Debt Securities will be unsecured and unsubordinated obligations of the Company and will rank equally and ratably with other unsecured and unsubordinated obligations of the Company.

  Unless otherwise indicated in the Applicable Prospectus Supplement, principal of, premium, if any, and interest on the Debt Securities will be payable, and the transfer of Debt Securities will be registrable, at the office or agency to be maintained by the Company in The City of New York and at any other office or agency maintained by the Company for such purpose. (Sections 301, 305 and 1002) The Debt Securities will be issued only in fully registered form without coupons and, unless otherwise indicated in the Applicable Prospectus Supplement, in denominations of $1,000 or integral multiples thereof. (Section 302) No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental change imposed in connection therewith. (Section 305)

  The Applicable Prospectus Supplement will describe the terms of the Offered Debt Securities, including: (1) the title of the Offered Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities;
(3) the person or entity to whom any interest on the Offered Debt Securities shall be payable, if other than the person or entity in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, (4) the date or dates on which the principal of and premium, if any, on the Offered Debt Securities is payable or the method of determination thereof; (5) the rate or rates at which the Offered Debt Securities shall bear interest, if any, the date or dates from which any such interest shall accrue or the method by which such date or dates shall be determined, the Interest Payment Dates on which any such interest shall be payable and the Regular Record Date for interest payable on any Interest Payment Date; (6) the place or places where the principal of, premium, if any, and interest on the Offered Debt Securities shall be payable; (7) the period or periods within which, the price or prices at which, the currency or currencies (including currency units) in which and the other terms and conditions upon which the Offered Debt Securities may be redeemed, in whole or in part, at the option of the Company, (8) the obligation, if any, of the Company to redeem or purchase the Offered Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a holder thereof and the period or periods within which, the price or prices at which and the other terms and conditions upon which the Offered Debt Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation; (9) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the Offered Debt Securities shall be issuable; (10) the currency, currencies or currency units in which payment of the principal of and any premium and interest on any Offered Debt Securities shall be payable if other than the currency of the United States of America; (11) if the amount of payments of principal of or any premium or interest on any Offered Debt Securities may be determined with reference to an index, formula or other method, the index, formula or other method by which such amounts shall be determined; (12) if the principal of or any premium or interest on any Offered Debt Securities is to be payable, at the election of the Company or a holder thereof, in one or more currencies or currency units other than that or those in which the Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and any premium and interest on the Offered Debt Securities as to which such election is made shall be payable, and the periods within which and the other terms and conditions upon which such election is to be made; (13) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities which shall be payable upon declaration of acceleration of the maturity thereof or the method by which such portion may be determined; (14) the applicability of the provisions described under "-- Defeasance of Offered Debt Securities or Certain Covenants in Certain Circumstances"; (15) if the Offered Debt Securities will be issuable only in the form of a Book Entry Security as described under "--Book Entry Debt Securities", the Depositary or its nominee with respect to the Offered Debt Securities and the circumstances under which the Book Entry Security may be registered for transfer or exchange or authenticated and delivered in the name of a person or entity other than the Depositary or its nominee; and (16) any other terms of the Offered Debt Securities. The Company does not intend to issue these Debt Securities in any currency other than U.S. dollars. (Section
301)

  Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Material U.S. federal income tax consequences and special considerations applicable to any such Debt Securities will be described in the Applicable Prospectus Supplement.

  If any index is used to determine the amount of payments of principal of, premium, if any, or interest, if any, on any series of Debt Securities, material U.S. federal income tax, accounting and other considerations applicable thereto will be described in the Applicable Prospectus Supplement.

BOOK ENTRY DEBT SECURITIES

  The following description of Book Entry Securities will apply to any series of Debt Securities except as otherwise provided in the Prospectus Supplement relating thereto.

  The Debt Securities of a series may be issued in the form of one or more Book Entry Securities that will be deposited with or on behalf of a Depositary, which will be a clearing agent registered under the Exchange Act. Book Entry Securities will be registered in the name of the Depositary or a nominee of the Depositary, will be deposited with such Depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof and any such other matters as may be provided for pursuant to the Indenture. Unless and until it is exchanged in whole or in part for Debt Securities in definitive certificated form, a Book Entry Security may not be transferred or exchanged except as a whole by the Depositary for such Book Entry Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor Depositary for such series or a nominee of such successor Depositary, or except in the circumstances described in the Applicable Prospectus Supplement. (Section 305)

  Upon the issuance of any Book Entry Security, and the deposit of such Book Entry Security with or on behalf of the Depositary for such Book Entry Security, the Depositary will credit on its book-entry registration and transfer system the respective principal amounts of the Debt Securities represented by such Book Entry Security to the accounts of institutions ("Participants") that have accounts with the Depositary. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Book Entry Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in a Book Entry Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Book Entry Security or by its nominee. Ownership of beneficial interests in such Book Entry Security by persons who hold through Participants will be shown on, and the transfer of such beneficial interests within such Participants will be effected only through, records maintained by such Participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in such a Book Entry Security.

  So long as the Depositary for a Book Entry Security, or its nominee, is the owner of such Book Entry Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Security represented by such Book Entry Security for all purposes under the Indenture. Accordingly, each person owning a beneficial interest in such Book Entry Security must rely on the procedures of the Depositary and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder under such Indenture. The Company understands that under existing industry practices, if it requests any action of holders or if an owner of a beneficial interest in a Book Entry Security desires to give or take any instruction or action which a holder is entitled to give or take under the Indenture, the Depositary would authorize the Participants holding the relevant beneficial interests to give or take such instruction or action, and such Participants would authorize beneficial owners owning through such Participants to give or take such instruction or action or would otherwise act upon the instructions of beneficial owners holding through them.

  Unless otherwise specified in the Applicable Prospectus Supplement, payments with respect to principal, premium, if any, and interest, if any, on the Debt Securities represented by a Book Entry Security registered in the name of the Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Book Entry Security. The Company expects that the Depositary for any Debt Securities represented by a Book Entry Security, upon receipt of any payment of principal or interest in respect of such Book Entry Security, will credit immediately Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the Book Entry Security as shown on the records of the Depositary. The Company also expects that payments by Participants to owners of beneficial interests in such Book Entry Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities in bearer form held for the accounts of customers or registered in "street name", and will be the responsibility of such Participants. None of the Company, the Trustee or any agent of the Company or the Trustee shall have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in any Book Entry Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

  A Book Entry Security shall be exchangeable for Debt Securities in certificated registered form, of like tenor and of an equal aggregate principal amount, only if (a) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such Book Entry Security or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act, (b) the Company in its sole discretion determines that such Book Entry Security shall be exchangeable for Debt Securities in certificated registered form or (c) there shall have occurred and be continuing an Event of Default with respect to the Debt Securities. Any Book Entry Security that is exchangeable pursuant to the preceding sentence shall be exchangeable for Debt Securities registered in the name or names of such person or persons as the Depositary shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the Depositary from its participants with respect to ownership of beneficial interests in such Book Entry Security.

CERTAIN COVENANTS OF THE COMPANY

 Restrictions on Secured Debt

  If subsequent to the date of the initial issuance of the Debt Securities of any series, the Company or any Subsidiary shall incur, issue, assume or guarantee any Debt secured by a Mortgage on any Principal Property owned by the Company or any Restricted Subsidiary or on any shares of stock or Debt of any Restricted Subsidiary, the Company will secure, or cause such Subsidiary to secure, such Debt Securities equally and ratably with (or prior to) such secured Debt, unless after giving effect thereto the aggregate amount of all such Debt so secured together with all Attributable Debt in respect of sale and leaseback transactions involving Principal Properties owned by the Company or a Restricted Subsidiary and otherwise prohibited by the Indenture would not exceed 10% of the Consolidated Net Tangible Assets. This restriction will not apply to, and therefore the following shall be excluded in computing secured Debt for the purpose of such restriction: Debt secured by (a) Mortgages on property of, or on any shares of stock or Debt of, any corporation existing at the time such corporation becomes a Restricted Subsidiary, (b) Mortgages in favor of the Company or any Restricted Subsidiary, (c) Mortgages in favor of the United States of America, or any agency, department or other instrumentality thereof, to secure progress, advance or other payments pursuant to any contract or provision of any statute, (d) Mortgages on property, shares of stock or Debt existing at the time of acquisition thereof (including acquisition through merger or consolidation) and purchase money Mortgages and construction cost Mortgages (including those incurred within 120 days following the purchase or completion of the property in question) and (e) any extension, renewal or replacement of any Mortgage referred to in the foregoing clauses (a) through (d) inclusive. The Indenture will not restrict the incurring of unsecured Debt by the Company or its Subsidiaries.

 Restrictions on Sales and Leasebacks

  Neither the Company nor any Restricted Subsidiary may enter into any sale and leaseback transaction involving any Principal Property owned by the Company or any Restricted Subsidiary, the acquisition of which, or completion of construction and commencement of full operation of which, has occurred more than 120 days prior to such sale and leaseback transaction, unless (a) the Company or such Restricted Subsidiary could create Debt secured by a Mortgage on such property in accordance with the immediately preceding paragraph in an amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the Outstanding Debt Securities or (b) the Company, within 120 days after the sale or transfer of such property, applies to the retirement of its Funded Debt an amount equal to the greater of (i) the net proceeds of the sale of the Principal Property sold and leased back pursuant to such arrangement or (ii) the fair market value of the Principal Property so sold and leased back, subject to credits for certain voluntary retirements of Funded Debt. This restriction will not apply to any sale and leaseback transaction (a) between the Company and a Restricted Subsidiary or between Restricted Subsidiaries or (b) involving a lease for a period of three years or less.

  Unless otherwise indicated in the Applicable Prospectus Supplement, the Indenture does not contain covenants specifically designed to protect holders of Debt Securities in the event of a highly leveraged transaction, restructuring, change in control, merger or similar transaction involving the Company that may adversely affect holders of Debt Securities.

EVENTS OF DEFAULT

  Any one of the following events will constitute an Event of Default under the Indenture with respect to Debt Securities of any series: (a) failure to pay any interest on any Debt Security of that series when due, continued for 30 days; (b) failure to pay principal of or any premium on any Debt Security of that series when due; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series; (d) failure to perform, or breach of, any covenant or warranty of the Company in the Indenture with respect to Debt Securities of that series continued for 60 days after written notice as provided in the Indenture; (e) certain events of bankruptcy, insolvency or reorganization of the Company; or (f) any other Event of Default provided with respect to Debt Securities of that series. (Section 501)

  If any Event of Default with respect to the Debt Securities of any series at the time outstanding occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms thereof) of all the Debt Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in aggregate principal amount of Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502)

  Reference is made to the Applicable Prospectus Supplement relating to any series of Offered Debt Securities that are Original Issue Discount Securities for the particular provisions relating to acceleration of the Stated Maturity of a portion of the principal amount of such series of Original Issue Discount Debt Securities upon the occurrence of an Event of Default and the continuation thereof.

  The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of Debt Securities, unless such holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee and to certain other conditions, the holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series. (Section 512)

  No holder of any series of Debt Securities will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless the holders of at least 25% in principal amount of the Outstanding Debt Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507) However, such limitations do not apply to a suit instituted by a holder of a Debt Security for enforcement of payment of the principal of and premium, if any, or interest on such Debt Security on or after the respective due dates expressed in such Debt Security. (Section 508)

  The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. (Section 1004)

MODIFICATION AND WAIVER

  Modifications and amendments of the Indenture may be made by the Company and the Trustee without the consent of the holders of any of the Debt Securities in order (i) to evidence the succession of another entity to the Company and the assumption of the covenants and obligations of the Company under the Debt Securities and the Indenture by such successor to the Company; (ii) to add to the covenants of the Company for the benefit of the holders of all or any series of Debt Securities or surrender any right or power conferred on the Company by the Indenture; (iii) to add additional Events of Default with respect to any series of Debt Securities; (iv) to add to or change any provisions to such extent as necessary to facilitate the issuance of Debt Securities in bearer form or to facilitate the issuance of Book Entry Securities; (v) to add to, change or eliminate any provision affecting only Debt Securities not yet issued; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series; (viii) to evidence and provide for successor Trustees or to add or change any provisions to such extent as necessary to provide for or facilitate the appointment of a separate Trustee or Trustees for specific series of Debt Securities; (ix) to permit payment in respect of Debt Securities in bearer form in the United States to the extent allowed by law; (x) to cure any ambiguity, to correct or supplement any mistaken or inconsistent provisions or to make any other provisions with respect to matters or questions arising under the Indenture, provided that any such action (other than in respect of a mistaken provision) does not adversely affect in any material respect the interests of any holder of Debt Securities of any series then outstanding. (Section 901)

  Modifications and amendments of the Indenture also may be made by the Company and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of each series issued under the Indenture and affected by the modification or amendments; provided, however, that no such modification or amendment may, without the consent of the Holders of all Debt Securities affected thereby,
(i) change the Stated Maturity of the principal amount of, or any installment of principal of or interest on, any Debt Security; (ii) reduce the principal amount of, or the premium, if any, or (except as otherwise provided in the Applicable Prospectus Supplement) interest on, any Debt Security (including in the case of an Original Issue Discount Security the amount payable upon acceleration of the maturity thereof); (iii) change the place or currency of payment of principal of, premium, if any, or interest on any Debt Security;
(iv) impair the right to institute suit for the enforcement of any payment on any Debt Security on or after the Stated Maturity thereof (or in the case of redemption, on or after the Redemption Date); or (v) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section 902)

  The holders of at least a majority in aggregate principal amount of the Outstanding Debt Securities of any series may, on behalf of all holders of Debt Securities of that series, waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1010) The holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of any series may, on behalf of all holders of Debt Securities of that series, waive any past default under the Indenture, except a default in the payment of principal, premium or interest or in respect of a covenant or provision of the Indenture that cannot be modified or amended without the consent of the holder of each Outstanding Debt Security of such series affected thereby. (Section 513)

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Company may not consolidate with or merge with or into any other entity or transfer or lease its assets substantially as an entirety to any entity, unless (i) either the Company is the continuing corporation, or any successor or purchaser is a corporation, partnership or trust organized under the laws of the United States of America, any State thereof or the District of Columbia, and any such successor or purchaser expressly assumes the Company's obligations on the Debt Securities under a supplemental indenture, (ii) immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, (iii) if properties or assets of the Company become subject to a Mortgage not permitted by the Indenture, the Company or such successor entity, as the case may be, takes such steps as shall be necessary effectively to secure the Debt Securities equally and ratably with (or prior to) all Debt secured thereby, and (iv) if a supplemental indenture is to be executed in connection with such consolidation, merger, transfer or lease, the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel stating compliance with these provisions. (Section 801)

DEFEASANCE OF OFFERED DEBT SECURITIES OR CERTAIN COVENANTS IN CERTAIN CIRCUMSTANCES

 Defeasance and Discharge

  The Indenture provides that the terms of any series of Debt Securities may provide that the Company, at the Company's option, will be discharged from any and all obligations in respect of the Debt Securities of such series

(except for certain obligations to register the transfer or exchange of Debt Securities of such series, to replace stolen, lost or mutilated Debt Securities of such series, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations which, through the payment of interest and principal thereof in accordance with their terms, will provide money in an amount sufficient to pay any installment of principal (and premium, if any) and interest on, and any mandatory sinking fund payments in respect of, the Debt Securities of such series on the stated maturity of such payments in accordance with the terms of the Indenture and such Debt Securities. Such discharge may only occur if, among other things, the Company has delivered to the Trustee an opinion of counsel to the effect that the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that such discharge will not be deemed, or result in, a taxable event with respect to holders of the Debt Securities of such series. (Sections 1302 and 1304)

 Defeasance of Certain Covenants

  The Indenture provides that the terms of any series of Debt Securities may provide the Company with the option to omit to comply with certain restrictive covenants described in this Prospectus under "--Certain Covenants of the Company--Restrictions on Secured Debt", "--Certain Covenants of the Company-- Restrictions on Sales and Leasebacks" and "--Consolidation, Merger and Sale of Assets". The Company, in order to exercise such option, will be required to deposit with the Trustee money and/or U.S. Government Obligations which, through the payment of interest and principal thereof in accordance with their terms, will provide money in an amount sufficient to pay principal (and premium, if any) and interest on, and any mandatory sinking fund payments in respect of, the Debt Securities of such series on the stated maturity of such payments in accordance with the terms of the Indenture and such Debt Securities. The Company will also be required to deliver to the Trustee an opinion of counsel to the effect that the deposit and related covenant defeasance will not cause the holder of the Debt Securities of such series to recognize income, gain or loss for federal income tax purposes. (Sections 1303 and 1304)

  In the event the Company exercises this option and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of their stated maturity but may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company shall remain liable for such payments.

  The Applicable Prospectus Supplement will state if any defeasance provision will apply to the Offered Debt Securities.

CONCERNING THE TRUSTEE

  The Bank of New York, a New York banking corporation, is the Trustee under the Indenture and is also trustee under several other indentures with the Company. The Company maintains banking and other business relationships in the ordinary course of business with The Bank of New York. Pursuant to the provisions of the Trust Indenture Act, upon the occurrence of certain events, The Bank of New York may be deemed to have a conflicting interest, by virtue of its acting as the Trustee under the Indenture, the several other indentures and its other business relationships with the Company, thereby requiring it to resign and be replaced by a successor trustee under any or all of the Indenture or the several other indentures.

  The Trustee may resign at any time or may be removed by the holders of at least a majority in aggregate principal amount of the Outstanding Debt Securities. If the Trustee resigns, is removed or becomes incapable of acting as Trustee or if a vacancy occurs in the office of the Trustee for any cause, a successor Trustee shall be appointed in accordance with the provisions of the Indenture.

                             PLAN OF DISTRIBUTION

  Any of the Debt Securities being offered hereby may be sold in any one or more of the following ways from time to time: (i) through agents; (ii) to or through underwriters; (iii) through dealers; and (iv) directly by the Company to purchasers.

  The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

  Offers to purchase Debt Securities may be solicited by agents designated by the Company from time to time. Any such agent involved in the offer or sale of the Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Applicable Prospectus Supplement. Unless otherwise indicated in such Prospectus Supplement, any such agent will be acting on a reasonable best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the Debt Securities so offered and sold.

  If Debt Securities are sold by means of an underwritten offering, the Company will execute an underwriting agreement with an underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, the respective amounts underwritten and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the Applicable Prospectus Supplement which will be used by the underwriters to make resales of the Debt Securities in respect of which this Prospectus is being delivered to the public. If underwriters are utilized in the sale of any Debt Securities in respect of which this Prospectus is being delivered, such Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters at the time of sale. Debt Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters. If any underwriter or underwriters are utilized in the sale of Debt Securities, unless otherwise indicated in the Applicable Prospectus Supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters with respect to a sale of such Debt Securities will be obligated to purchase all such Debt Securities if any are purchased.

  If a dealer is utilized in the sale of the Debt Securities in respect of which this Prospectus is delivered, the Company will sell such Debt Securities to the dealer as principal. The dealer may then resell such Debt Securities to the public at varying prices to be determined by such dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the Debt Securities so offered and sold. The name of the dealer and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

  Offers to purchase Debt Securities may be solicited directly by the Company and the sale thereof may be made by the Company directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto.

  If so indicated in the Applicable Prospectus Supplement, the Company may authorize agents and underwriters to solicit offers by certain institutions to purchase Debt Securities from the Company at the public offering price set forth in the Applicable Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in the Applicable Prospectus Supplement. Such delayed delivery contracts will be subject to only those conditions set forth in the Applicable Prospectus Supplement. A commission indicated in the Applicable Prospectus Supplement will be paid to underwriters and agents soliciting purchases of Debt Securities pursuant to delayed delivery contracts accepted by the Company.

  Agents, underwriters and dealers may be entitled under relevant agreements with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, underwriters and dealers may be required to make in respect thereof.

  Each series of Debt Securities will be a new issue and will have no established trading market. The Company may elect to list any series of Debt Securities on an exchange but, unless otherwise specified in the Applicable Prospectus Supplement, the Company shall not be obligated to do so. No assurance can be given as to the liquidity of the trading market for any of the Debt Securities.

  Agents, underwriters and dealers may be customers of, engage in transactions with, or perform services for, the Company and its subsidiaries in the ordinary course of business.

                                LEGAL OPINIONS

  Unless otherwise specified in a Prospectus Supplement relating to particular Debt Securities, the validity of the Debt Securities offered hereby, will be passed upon for the Company by Shearman & Sterling, New York, New York. The validity of the Debt Securities offered hereby will be passed upon for the underwriters, dealers or agents, if any, by counsel to be named in the Applicable Prospectus Supplement.

                                    EXPERTS

  The financial statements and schedule incorporated in this Prospectus by reference to the 1997 Form 10-K have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated in this Prospectus by reference in reliance upon the authority of said firm as experts in giving said reports.

  The consolidated financial statements of the Company included in any subsequent Annual Report of the Company on Form 10-K and incorporated by reference in this Prospectus will have been examined by the independent public accountants whose report thereon appears in such Annual Report. Such consolidated financial statements of the Company shall be deemed to be incorporated herein from the date of filing of the applicable report on Form-10K in reliance on the reports of such independent public accountants, given on the authority of such firm as experts in auditing and accounting.

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  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                  -----------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
Cautionary Statement Concerning Forward-Looking Statements................   S-2
The Company...............................................................   S-2
Recent Developments.......................................................   S-3
Use of Proceeds...........................................................   S-5
Capitalization............................................................   S-5
Selected Historical Consolidated Financial Data...........................   S-6
Pro Forma Consolidated Financial Data.....................................   S-8
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   S-9
Asbestos Litigation.......................................................  S-13
Description of the Notes..................................................  S-13
Underwriting..............................................................  S-16
Validity of the Notes.....................................................  S-17
Report of Independent Public Accountants..................................   F-1

                                  PROSPECTUS

Available Information.....................................................     2
Incorporation of Certain Documents by Reference...........................     3
The Company...............................................................     4
Use of Proceeds...........................................................     4
Description of Debt Securities............................................     4
Plan of Distribution......................................................    12
Legal Opinions............................................................    13
Experts...................................................................    13

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                                 $550,000,000

                                 OWENS CORNING

                                 $300,000,000
                          7.5% NOTES DUE MAY 1, 2005

                                 $250,000,000
                          7.7% NOTES DUE MAY 1, 2008

                                  -----------

                             PROSPECTUS SUPPLEMENT

                                  -----------

                     The Underwriters for the 2005 Notes:

                             GOLDMAN, SACHS & CO.

                        BANCAMERICA ROBERTSON STEPHENS

                             BARCLAYS CAPITAL INC.

                             CHASE SECURITIES INC.

                               J.P. MORGAN & CO.

                     The Underwriters for the 2008 Notes:

                             GOLDMAN, SACHS & CO.

                           CITICORP SECURITIES, INC.

                          CREDIT SUISSE FIRST BOSTON

                      FIRST CHICAGO CAPITAL MARKETS, INC.

                     NATIONSBANC MONTGOMERY SECURITIES LLC

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